Registration No. 333-31687

     As filed with the Securities and Exchange Commission on
                       October 9, 1997

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                       AMENDMENT NO. 1 TO
                            FORM S-4
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     NORTHWEST BANCORP, INC.
       (Exact name of registrant as specified in charter)

 Pennsylvania               6712            To be applied for
-----------------------------------------------------------------
(State or other       (Primary SIC No.)     (I.R.S. Employer
jurisdiction of                             Identification No.)
incorporation or
 organization)

                   Liberty and Second Streets
                   Warren, Pennsylvania 16365
                         (814) 726-2140
          --------------------------------------------
       (Address, including Zip Code, and telephone number,
including area code of Registrant's principal executive offices)

                         Eric Luse, Esq.
                     Kenneth R. Lehman, Esq.
              Luse Lehman Gorman Pomerenk & Schick
                   A Professional Corporation
                   5335 Wisconsin Avenue, N.W.
                            Suite 400
                     Washington, D.C. 20015
                         (202) 274-2000
         -----------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

    Approximate date of commencement of proposed sale of the
                    securities to the public:
As soon as practicable after receipt of all regulatory approvals.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following
box.   /  /


                            CALCULATION OF REGISTRATION FEE

Title of each class                Proposed maximum
 of securities to    Amount to be   offering price   Proposed maximum   Amt. of
  be registered      registered        per unit       offering price    reg. fee
--------------------------------------------------------------------------------

Common Stock,        7,300,000     $16.255(1)        $118,625,000        $35,947
$.10 par value        shares

Common Stock,          690,000     $11.70(2)         $8,073,000          $ 2,447
$.10 par value          shares                                           -------

TOTAL FEE PAID                                                           $38,394(3)

(1) Pursuant to Rule 457(f), the registration fee is based upon the average of the high and low prices of the common stock of Northwest Savings Bank on July 21, 1997, the date of the original filing of the Form S-4.
(2) Represents shares underlying options. Such options have an exercise price of $11.70 per share.
(3) Fee previously paid with original filing on July 21, 1997.


                        [NORTHWEST LOGO]

October 10, 1997


Dear Stockholder:

We cordially invite you to attend the 1997 Annual Meeting of Stockholders of Northwest Savings Bank (the "Bank"). The Annual Meeting will be held at the Knights of Columbus Hall, located at 219 2nd Avenue, Warren, Pennsylvania, at 11:00 a.m. (Pennsylvania time) on November 19, 1997.

The enclosed Notice of Annual Meeting and Proxy Statement/Prospectus describe the formal business to be transacted. During the Annual Meeting we will also report on the operations of the Bank. Directors and officers of the Bank, as well as a representative of our independent auditors, will be present to respond to any questions that stockholders may have.

The business to be conducted at the Annual Meeting includes the election of two directors, and consideration of the proposal relating to an Agreement and Plan of Reorganization pursuant to which the Bank will reorganize into a "two-tier" mutual holding company structure. In addition, stockholders will be requested to ratify the appointment of KPMG Peat Marwick LLP as auditors for the Bank's 1998 fiscal year.

The Board of Directors of the Bank has determined that the matters to be considered at the Annual Meeting are in the best interest of the Bank and its stockholders. For the reasons set forth in the Proxy Statement/Prospectus, the Board of Directors unanimously recommends a vote "FOR" each matter to be considered.

Also enclosed for your review is our 1997 Annual Report to Stockholders, which serves as the Bank's annual disclosure statement required by FDIC regulations, and contains detailed information concerning the activities and operating performance of the Bank. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the Annual Meeting.

Sincerely,




John O. Hanna
President and Chief Executive Officer

                     NORTHWEST SAVINGS BANK
                   Liberty and Second Streets
                Warren, Pennsylvania  16365-2353
                         (814) 726-2140

                            NOTICE OF
               1997 ANNUAL MEETING OF STOCKHOLDERS
                 To Be Held On November 19, 1997

    Notice is hereby given that the 1997 Annual Meeting of Northwest Savings Bank, (the "Bank") will be held at the Knights of Columbus Hall, 219 2nd Avenue, Warren, Pennsylvania, on
November 19, 1997 at 11:00 a.m. Pennsylvania time.

    A Proxy Card and a Proxy Statement/Prospectus for the
Meeting are enclosed.

    The Meeting is for the purpose of considering and acting upon:

    1.   The election of two directors of the Bank;
    2. The approval of an Agreement and Plan of Reorganization (the "Plan of Reorganization") providing for the establishment of Northwest Bancorp, Inc. (the "Stock Holding Company") as a stock holding company parent. The Stock Holding Company will be majority owned by Northwest Bancorp, M.H.C. (the "Mutual Holding Company"), the Bank's mutual holding company. Pursuant to the Plan of Reorganization: (i) the Bank will become a wholly owned subsidiary of the Stock Holding Company; (ii) the Stock Holding Company will become a majority owned subsidiary of the Mutual Holding Company; and (iii) each outstanding share of common stock, par value $.10 per share, of the Bank will be converted into one share of common stock, par value $.10 per share, of the Stock Holding Company;
    3.   The ratification of the appointment of KPMG Peat
Marwick LLP as auditors for the Bank for the fiscal year ending
June 30, 1998; and


such other matters as may properly come before the Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Meeting.

    Any action may be taken on the foregoing proposals at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned. Stockholders of record at the close of business on October 3, 1997, are the stockholders entitled to vote at the Meeting, and any adjournments thereof.

    EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS EXERCISED. A PROXY MAY BE REVOKED BY FILING WITH THE SECRETARY OF THE BANK A WRITTEN REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE MEETING. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER TO VOTE PERSONALLY AT THE MEETING.

                             By Order of the Board of Directors



                             Gregory C. LaRocca
                             Senior Vice President and Corporate
Secretary

Warren, Pennsylvania
October 10, 1997

-----------------------------------------------------------------
A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.  NO
POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
-----------------------------------------------------------------

                              INDEX

                                                           Page

REVOCATION OF PROXIES                                      1
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF            1
MARKET INFORMATION                                         2
DIVIDEND POLICY                                            3
    General                                                3
    Dividend Waivers by the Holding Company                3
PROPOSAL I-ELECTION OF DIRECTORS                           4
    Executive Officers who are not Directors               7
    Meetings and Committees of the Board of Directors      7
    Ownership Reports by Officers and Directors            8
    Compensation Committee Interlocks and Insider
      Participation                                        8
    Report of the Board of Directors on Executive
      Compensation                                         8
    Performance Graph                                      9
    Executive Compensation                                 11
    Directors' Compensation                                12
    Employment Agreement                                   13
    Defined Benefit Plan                                   14
    Supplemental Executive Retirement Plan                 14
    1995 Stock Option Plan                                 15
    Transactions With Certain Related Persons              16
PROPOSAL II-THE APPROVAL OF THE AGREEMENT AND PLAN OF
  REORGANIZATION                                           17
    Summary                                                17
    Reasons for the Stock Holding Company Reorganization   17
    Plan of Reorganization                                 18
    Capitalization                                         19
    The Corry Acquisition                                  21
    Regulatory Capital                                     21
    Effective Date                                         22
    Optional Exchange of Stock Certificates                22
    Rights of Dissenting Stockholders                      22
    Tax Consequences                                       23
    Consequences Under Federal Securities Laws             23
    Conditions to the Reorganization                       23
    Effect of the Reorganization on any Future
      Mutual-to-Stock Conversion of the Mutual
      Holding Company                                      24
    Effect of the Reorganization on Stock Benefit Plans
      of the Bank                                          24
    Amendment, Termination or Waiver                       24
    Business of the Stock Holding Company                  24
    Management of the Stock Holding Company                25
    Indemnification of Officers and Directors and
      Limitation of Liability                              25
    Comparison of Stockholder Rights and Certain
      Anti-Takeover Provisions                             28
    Regulation of the Stock Holding Company                31
    Description of Capital Stock of the Stock Holding
      Company                                              33

    Common Stock                                           34
    Preferred Stock                                        34
    Accounting Treatment                                   34
    Vote Required                                          35
PROPOSAL III-RATIFICATION OF APPOINTMENT OF AUDITORS       35
STOCKHOLDER PROPOSALS                                      35
MISCELLANEOUS                                              35
EXPERTS                                                    36
AVAILABLE INFORMATION                                      36
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE            36

EXHIBIT A--Agreement and Plan of Reorganization
EXHIBIT B--Articles of Incorporation of Northwest Bancorp, Inc.
EXHIBIT C--Bylaws of Northwest Bancorp, Inc.

                   Proxy Statement/Prospectus


                     NORTHWEST SAVINGS BANK
                   Liberty and Second Streets
                Warren, Pennsylvania  16365-2353
                         (814) 726-2140


               1997 ANNUAL MEETING OF STOCKHOLDERS
                        November 19, 1997


    This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Northwest Savings Bank (the "Bank") to be used at the 1997 Annual Meeting of Stockholders of Northwest Savings Bank (the "Meeting"), which will be held at the Knights of Columbus Hall, 219 2nd Avenue, Warren, Pennsylvania, on November 19, 1997, at 11:00 a.m., Pennsylvania time, and all adjournments of the Meeting. The accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement/Prospectus are first being mailed to stockholders on or about October 10, 1997.

    One of the proposales to be submitted to a vote of securityholders pursuant to this Proxy Statement/Prospectus relates to the approval of a Plan of Reorganization that involves the issuance of shares of common stock. In connection with this issuance please make note of the following:

THE SECURITIES ISSUED HEREBY HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE
PENNSYLVANIA DEPARTMENT OF BANKING, THE FEDERAL DEPOSIT INSURANCE
CORPORATION OR ANY STATE SECURITIES AUTHORITY.  NOR HAS ANY SUCH
COMMISSION, OFFICE OR AUTHORITY PASSED ON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS/INFORMATION STATEMENT.  ANY
REPRESENTATION TO THE CONTRARY IS A FEDERAL OFFENSE.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE BANK, THE STOCK HOLDING COMPANY,
OR THE MUTUAL HOLDING COMPANY.    THERE CAN BE NO ASSURANCE THAT
THE TRADING PRICE OF THE COMMON STOCK OFFERED HEREBY WILL NOT DECREASE AT ANY TIME.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUEMTNS ARE AVAILABLE UPON WRITTEN REQUEST FROM GREGORY C. LAROCCA, CORPORATE SECRETARY, LIBERTY AND SECOND STREETS, WARREN, PENNSYLVANIA 16365-2353 (TELEPHONE NUMBER 814/726-2140). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE DAYS PRIOR TO THE DATE OF THE ANNUAL MEETING.

                      REVOCATION OF PROXIES

    Stockholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Meeting and all adjournments thereof. Proxies solicited on behalf of the Board of Directors of the Bank will be voted in accordance with the directions given thereon. You must sign and return your Proxy to the Bank in order for your vote to be counted. Proxies received by the Bank which are signed, but contain no instructions for voting will be voted "FOR" the proposals set forth in this Proxy Statement/Prospectus for consideration at the Meeting.

    Proxies may be revoked by sending written notice of revocation to the Secretary of the Bank, Gregory C. LaRocca, at the address of the Bank shown above, or by returning a duly executed proxy bearing a later date. The presence at the Meeting of any stockholder who had given a proxy shall not revoke such proxy unless the stockholder delivers his or her ballot in person at the Meeting or delivers a written revocation to the Secretary of the Bank prior to the voting of such proxy.

         VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    Holders of record of the Bank's common stock, par value $.10 per share (the "Bank Common Stock"), as of the close of business on October 3, 1997 (the "Record Date") are entitled to one vote for each share then held. As of the Record Date, there were 23,374,560 shares of Bank Common Stock issued and outstanding, 16,200,000 of which were held by Northwest Bancorp, MHC (the "Mutual Holding Company"), and 7,174,560 of which were held by stockholders other than the Holding Company ("Minority Stockholders"). The presence in person or by proxy of a majority of the outstanding shares of Bank Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. Directors are elected by a plurality of votes cast. The affirmative vote of two-thirds of the votes eligible to be cast by the Bank's stockholders, in person or by proxy, is required for approval of the Plan of Reorganization. Shares represented by all properly executed proxies received prior to the Meeting and not revoked prior to exercise will be voted in the manner specified by the holder thereof. Executed proxies which do not contain voting instructions will be voted in favor of approval of the Plan of Reorganization. Abstentions may be specified on the Proxy Card. Nonvoting shares, abstention and proxies without specified instructions delivered to brokers by beneficial owners of shares held in street name by such brokers ("broker non-votes") will not be counted as votes cast for purposes of determining whether a majority has been attained and therefore will have no effect of the vote to approve the Plan of Reorganization. The affirmative vote of holders of a majority of the total votes present at the Meeting in person or by proxy, without regard to broker non-votes, is required for the ratification of KPMG Peat Marwick LLP as auditors for the fiscal year ending June 30, 1998. Shares as to which the "Abstain" box has been selected on the proxy card will be counted as shares present and entitled to vote and will have the same effect of a vote against the matter. The Mutual Holding Company intends to vote in favor of all of the items being presented to a vote of stockholders, and, accordingly approval of all proposals is assumed.

    Persons and groups who beneficially own in excess of 5% of the Common Stock are required to file certain reports with the Federal Deposit Insurance Corporation (the "FDIC") regarding such ownership pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). The following table sets forth, as of August 1, 1997, the shares of Common Stock beneficially owned by executive officers and directors as a group and by each person who was the beneficial owner of more than 5% of the Bank's outstanding shares of Common Stock.


                                  Amount of Shares
                                   Owned and Nature     Percent of Shares
Name and Address of                 of Beneficial        of Common Stock
Beneficial Owners                   Ownership (1)          Outstanding
-------------------------------------------------------------------------
Northwest Bancorp, MHC (2)            16,200,000               69.3%
Liberty and Second Streets
Warren, Pennsylvania 16365-2353

All Directors and Executive Officers     536,984                2.3%
as a Group (15 persons) (2)


----------------------------
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares, and includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.
(2) The Bank's executive officers and directors are also executive officers and trustees of Northwest Bancorp, MHC. The total number of shares beneficially owned by the Mutual Holding Company and its Trustees and Executive Officers (who are also Directors and Executive Officers of the Bank) is 16,736,984 shares, or 71.6% of the outstanding shares of Bank Common Stock.

                       MARKET INFORMATION

    The Bank Common Stock is listed on the Nasdaq National
Market under the symbol "NWSB." As of August 1, 1997, the Bank had eight registered market makers, 4,362 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 23,374,560 shares outstanding. The following table sets forth market price and dividend information for the Bank Common Stock for each quarter of the previous two calendar years. All information has been revised to reflect the Bank's May 22, 1996 two-for-one stock split.


         Quarter Ended       High      Low       Dividends
         -------------       ----      ---       ---------

         1995
         March 31            $ 8-7/8   $ 7-1/2   $.075
         June 30             $ 9-7/8   $ 8-3/8   $.075
         September 30        $12       $ 9-5/8   $.075
         December 31         $13-1/2   $11-3/4   $.075

         1996
         March 31            $12-3/4   $11-1/8   $.075
         June 30             $12-1/2   $11-1/8   $.08
         September 30        $12-1/4   $10-3/4   $.08
         December 31         $13-3/4   $13       $.08

          1997
          March 31            $15-5/8   $15       $.08
          June 30             $15-3/4   $14-1/4   $.08


     The last trade of the Bank Common Stock on November 12, 1996, the date immediately prior to the Bank's announcement of its intention to reorganize pursuant to the Plan of Reorganization, was at a price of $12 per share. The last trade of Bank Common Stock on September 30, 1997 was at a price of $25.625 per share.

                         DIVIDEND POLICY

General

     The Bank has paid quarterly cash dividends every quarter since the completion of its mutual holding company reorganization and minority stock issuance in November 1994. Although the Stock Holding Company expects to continue to pay cash dividends in the same amount per share as the Bank, its principal source of income will initially consist of dividends from the Bank. Dividends paid by the Stock Holding Company will be determined by the Stock Holding Company's Board of Directors and will be based upon its consolidated financial condition, results of operations, tax considerations, economic conditions, regulatory restrictions which affect the payment of dividends by the Bank to the Stock Holding Company, and other factors. In addition, the Stock Holding Company's ability to pay dividends is subject to limitations under Pennsylvania law. There can be no assurance that dividends will be paid on Holding Company Common Stock or that, if paid, such dividends will not be reduced or eliminated in the future. See "Proposal II--Approval of the Agreement and Plan of Reorganization."

     The Stock Holding Company will not be subject to FRB regulatory restrictions on the payment of dividends to its stockholders other than with respect to maintaining minimum levels of capital, although the source of such dividends will be dependent upon the factors set forth above. The Stock Holding Company is subject, however, to the requirements of Pennsylvania law with respect to the payment of dividends. See "Proposal II--Approval of the Agreement and Plan of Reorganization."

Dividend Waivers by the Holding Company

     In connection with the FRB's approval of the Bank's formation of the Mutual Holding Company, the FRB imposed certain conditions on the waiver by the Mutual Holding Company of dividends paid on Bank Common Stock. These conditions will continue to apply to any waiver by the Mutual Holding Company of dividends paid on Holding Company Common Stock. In particular, the Mutual Holding Company must obtain prior FRB approval before it may waive any dividends. The amount of any waived dividends will not be available for payment to Minority Stockholders and will be excluded from capital for purposes of calculating dividends payable to Minority Stockholders. Moreover, the cumulative amount of waived dividends must be maintained in a restricted capital account which would be added to any liquidation account of the Bank, and would not be available for distribution to Minority Stockholders. The restricted capital account and liquidation account amounts would not be reflected in the Bank's financial statements or the notes thereto, but would be considered as a notational or memorandum account of the Bank, and would be maintained in accordance with the rules, regulations and policy of the Office of Thrift Supervision ("OTS") except that such rules would be administered by the FRB, and any other rules and regulations adopted by the FRB. As of the date hereof, the FRB had not given its approval to any waiver, and the Mutual Holding Company had not waived any dividends paid by the Bank.

     The Reorganization is not expected to have an effect on whether or not the Mutual Holding Company applies to the FRB for approval to waive dividends. After the Reorganization, if the Mutual Holding Company decides that it is in its best interest to waive a particular dividend to be paid by the Stock Holding Company, and the FRB approves such waiver, then the Stock Holding Company would pay such dividend only to Minority Stockholders, and the amount of the dividend waived by the Mutual Holding Company would be treated in the manner described above. The Mutual Holding Company's decision as to whether or not to waive a particular dividend, if such waiver is approved by the FRB, will depend on a number of factors, including the Mutual Holding Company's capital needs, the investment alternatives available to the Mutual Holding Company as compared to those available to the Bank, and regulatory approvals. Management believes that, after the Reorganization, the factors considered by the Mutual Holding Company in deciding whether or not to waive dividends are not likely to change, except that it will also consider the investment alternatives available to the Stock Holding Company, which, after the Reorganization, will include the repurchase of Holding Company Common Stock. There can be no assurance (i) that after the Reorganization the Mutual Holding Company will waive dividends paid by the Stock Holding Company, (ii) that the FRB will approve any dividend waivers by the Mutual Holding Company or (iii) of the terms that may be imposed by the FRB on any dividend waiver.

                PROPOSAL I-ELECTION OF DIRECTORS

     The Bank's Board of Directors consists of ten members. The Bank's bylaws provide that approximately one-third of the directors are to be elected annually. Directors of the Bank are generally elected to serve for a three-year period or until their respective successors shall have been elected and shall qualify. Two directors will be elected at the Meeting and will serve until their successors have been elected and qualified. The Nominating Committee has nominated John O. Hanna and Richard L. Carr to serve as directors for a three year term. Both nominees are currently members of the Board of Directors.

     The table below sets forth certain information regarding the composition of the Bank's Board of Directors as of June 30, 1997, including the terms of office of Board members. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to the nominee) will be voted at the Meeting for the election of the nominees identified below. If the nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board of Directors may recommend. At this time, the Board of Directors knows of no reason why the nominees might be unable to serve, if elected. Except as indicated herein, there are no arrangements or understandings between the nominees and any other person pursuant to which such nominees were selected.


                                                                                        Shares of
                              Positions                                                Common Stock
                             Held in the                      Director   Current Term  Beneficially   Percent
Name (1)                 Age    Bank                          Since (2)    to Expire     Owned (3)    Of Class

                                                              NOMINEE
John O. Hanna            65    President, Chief Executive       1970          1997       164,487(4)       *
                               Officer and Director
Richard L. Carr          56    Director                         1982          1997        16,412(5)       *

                                                  DIRECTORS CONTINUING IN OFFICE


William J. Wagner        43    Executive Vice President,        1994          1999        47,107(6)       *
                               Chief Operating Officer
                               Chief Financial Officer and Director
                               Director
Robert G. Ferrier        57    Director                         1980          1998        25,900(5)       *
Richard E. McDowell      53    Director                         1972          1998        40,400(5)       *
Joseph T. Stadler        65    Director                         1970          1998        12,400(5)       *
Walter J. Yahn           69    Director                         1972          1998        25,258(5)       *
Thomas K. Creal, III     58    Director                         1982          1999        14,000(5)       *
John J. Doyle            69    Director                         1970          1999        20,400(5)       *
John S. Young            70    Director                         1972          1999        23,036(5)       *

                                             EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

John M. Blair            61    Senior Vice President-           N/A           N/A        32,212(7)        *
                               Mortgage Lending
Gregory C. LaRocca       46    Senior Vice President-           N/A           N/A        26,808(8)        *
                               Administration and
                               Corporate Secretary
Robert A. Ordiway        49    Senior Vice President-           N/A           N/A        29,423(8)        *
                               Community Banking
Raymond R. Parry         60    Senior Vice President-           N/A           N/A        32,692(7)        *
                               Consumer Lending
James E. Vecellio        49    Senior Vice President-           N/A           N/A        26,449(9)        *
                               Operations

-------------------------------
*    Less than 1%.
(1) The mailing address for each person listed is Liberty Street and Second Avenue, Warren, Pennsylvania 16365-2353.

(2)  Reflects initial appointment to the Board of Trustees of the
Bank's mutual predecessor.    Each director of the Bank is also a
trustee of Northwest Bancorp, MHC, which owns the majority of the issued and outstanding shares of Bank Common Stock.

(3) See definition of "beneficial ownership" in the table in "Voting Securities and Principal Holders Thereof."
(4) Includes options to purchase 60,000 shares of Bank Common Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 34,500 restricted shares which had not vested as of the date beneficial ownership is being determined.

(5)  Includes options to purchase 4,400 shares of Bank Common
Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 3,600 restricted shares which had not vested as of the date beneficial ownership is being determined.

(6)  Includes options to purchase 16,000 shares of Bank Common
Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 9,600 restricted shares which had not vested as of the date beneficial ownership is being determined.

(7)  Includes options to purchase 8,000 shares of Bank Common
Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 6,000 restricted shares which had not vested as of the date beneficial ownership is being determined.

(8)  Includes options to purchase 5,600 shares of Bank Common
Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 4,200 restricted shares which had not vested as of the date beneficial ownership is being determined.

(9)  Includes options to purchase 8,800 shares of Bank Common
Stock which are exercisable within 60 days of the date as of which beneficial ownership is being determined and 6,600 restricted shares which had not vested as of the date beneficial ownership is being determined.

     The principal occupation during the past five years of each director of the Bank is set forth below. All directors have held their present positions for five years unless otherwise stated.

     John O. Hanna has been employed by the Bank since 1960, and has been Chief Executive Officer since 1972. Mr. Hanna is also a director of the Pennsylvania Association of Community Bankers; the Heritrust Corporation; the Blair Corporation, a mail order company, and serves as Chairman of the Distribution Committee of the Warren Foundation. Mr. Hanna is also a Director of Jamestown Savings Bank, the majority owned subsidiary of the Mutual Holding Company.

     William J. Wagner has been the Chief Financial Officer for the Bank since 1984 and was named Chief Operating Officer in 1996. Mr. Wagner was appointed Executive Vice President in 1992 and was elected to the Board of Directors in 1994. Mr. Wagner is a certified public accountant. Mr. Wagner is also a Director of Jamestown Savings Bank.

     Thomas K. Creal, III has been a partner in the architectural firm of Creal, Hyde & Larson, in Warren, Pennsylvania since 1969.

     John J. Doyle has been President of Perry Construction
Company, Erie, Pennsylvania, since 1989.

     John S. Young was President and Sales Manager for Young Brothers Electronics, Inc. from 1953 through 1983, Sales Representative for Lee Distributing Company from 1983 through 1987, and Sales Agent for Paul C. Nunes Associates from 1987 through 1992, when he retired.

     Richard L. Carr served as Superintendent of the Titusville Area School District, Titusville, Pennsylvania from 1986 until his retirement in 1996. Since his retirement, he has served as a consultant to the University of Findlay located in Findlay, Ohio.

     Robert G. Ferrier has been President of Ferrier Hardware,
Inc. since 1957 and President of Drexel Realty, Erie,
Pennsylvania since 1972.

     Richard E. McDowell has served as President of the University of Pittsburgh at Bradford, Bradford, Pennsylvania since 1970. Dr. McDowell is also a director of Bradford Educational Foundation, the Blaisdell Foundation, and the Bradford Regional Medical Center.

     Joseph T. Stadler retired in January 1995. Prior to that time, he served as Vice President-Manufacturing of Superior
Bronze Corporation in Erie, Pennsylvania.

     Walter J. Yahn is Chairman of the Board, founder, and Chief
Executive Officer of the Erie Advanced Manufacturing Company,
Erie, Pennsylvania.  He has served in this capacity since 1971.

Executive Officers who are not Directors

     John M. Blair has been employed by the Bank since 1961, most recently as Senior Vice President in charge of Mortgage Lending.

     Gregory C. LaRocca has been employed by the Bank since 1992, most recently as Senior Vice President of Administration and Corporate Secretary. He was previously Chief Executive Officer of American Federal Savings, which merged with the Bank in March of 1992.

     Robert A. Ordiway has been employed by the Bank since 1975, most recently as Senior Vice President of Community Banking. Mr.
Ordiway is also a Director of Jamestown Savings Bank.

     Raymond R. Parry has been employed by the Bank since 1981, most recently as Senior Vice President of Consumer Lending and President of Northwest Consumer Discount Company, a wholly owned subsidiary of the Bank.

     James E. Vecellio has been employed by the Bank since 1977, most recently as Senior Vice President-Operations.

Meetings and Committees of the Board of Directors

     The business of the Bank is conducted at regular and special meetings of the full Board and its standing committees. The standing committees consist of the Executive, Audit, Personnel and Pension, Asset/Liability, Long Range Planning and Community Reinvestment Committees. The full Board of Directors acts as Nominating Committee for the Bank. Mr. Hanna, President of the Bank, is an ex officio member of each of the committees, except for the Audit Committee. During the fiscal year ended June 30, 1997, the Board of Directors met at 12 regular meetings and 2 special meetings called in accordance with the Bylaws. No member of the Board or any committee thereof attended less than 75% of said meetings.

     The Executive Committee of the Board of Directors consists of directors Hanna, who serves as Chairman, Wagner, Creal, McDowell, Yahn and Stadler, and meets to conduct the business and affairs of the Bank during the interval between meetings of the Board. All actions of the Executive Committee are reviewed by the entire Board; however, the Executive Committee has decision-making authority as assigned by the Board. The Executive Committee met 10 times during the fiscal year ended June 30, 1997.

     The Audit Committee consists of directors Carr, who serves as Chairman, Doyle, Young and Stadler. This committee meets with the internal auditor to review audit programs and the results of audits of specific areas as well as other regulatory compliance issues. In addition, the Audit Committee meets with the independent certified public accountants to review the results of the annual audit and other related matters. The Audit Committee met 4 times during the fiscal year ended June 30, 1997.

     The Personnel and Pension Committee of the Board of Directors consists of directors Young, who serves as Chairman, Hanna, Carr, Creal and Stadler. The committee meets when needed to review all employment policies and the performance and remuneration of the officers and employees of the Bank, and to review and approve all compensation and benefit programs implemented by the Bank and all matters relating to pension plan administration. The committee met 2 times during the fiscal year ended June 30, 1997.

     The Risk Management Committee consists of directors Creal, Doyle, Hanna, Wagner, Yahn and Young. This committee meets quarterly to review the maturity and repricing of the Bank's assets and liabilities in an effort to manage the Bank's interest rate risk, ensure compliance with the Bank's interest rate risk policy and review and amend strategies for interest rate risk management. The committee met 4 times during the fiscal year ended June 30, 1997. In September 1997, this committee became the Risk Management Committee.

     Other Board committees include the Long Range Planning Committee, which consists of directors Ferrier, who serves as Chairman, Hanna, Carr, Doyle, Yahn, and Wagner, and the Community Reinvestment Committee, which consists of directors Ferrier, who serves as Chairman, Hanna, Young, Carr and Doyle.

Ownership Reports by Officers and Directors

     The Common Stock of the Bank is registered pursuant to
Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). The officers and directors of the Bank and beneficial owners of greater than 10% of the Bank's Common Stock ("10% beneficial owners") are required to file reports on Forms F-7, F-8 and F-8A with the FDIC disclosing beneficial ownership and changes in beneficial ownership of the Common Stock. FDIC rules require disclosure in the Bank's Proxy Statement/Prospectus and Annual Report on Form F-2 of the failure of an officer, director or 10% beneficial owner of the Bank's Common Stock to file a Form F-7, F-8 or F-8A on a timely basis. Based on the Bank's review of such ownership reports, Mr. Vecellio failed to file on a timely basis one report relating to one transaction involving the purchase by an affiliate of 1,000 shares of Bank common stock, and no other officer, director or 10% beneficial owner of the Bank failed to file such ownership reports on a timely basis for the fiscal year ended June 30, 1997.

Compensation Committee Interlocks and Insider Participation

     The Bank's Personnel and Pension Committee determines the salaries to be paid each year to the officers of the Bank. The Personnel and Pension Committee consists of directors Young, who serves as Chairman, Hanna, Carr, Creal and Stadler. Mr. Hanna is also President and Chief Executive Officer of the Bank. The Bank leases approximately 13,000 square feet of office space from Mr. Hanna at an annual rent of $47,600. The leasing value of the property was appraised by two outside appraisers at the time the Bank and Mr. Hanna entered into the lease. The Federal Home Loan Bank Board (the Bank's principal federal regulator at such time) reviewed the terms of the lease and did not object to the lease arrangement.

Report of the Board of Directors on Executive Compensation

     Under rules established by the Securities and Exchange Commission, as administered by the FDIC, the Bank is required to provide certain data and information in regard to the compensation and benefits provided to its Chief Executive Officer and other executive officers. The disclosure requirements for the Chief Executive Officer and other executive officers include the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting those individuals. In fulfillment of this requirement, the Bank's Personnel and Pension Committee, has prepared the following report for inclusion in this Proxy Statement/Prospectus.

     The Personnel and Pension Committee annually reviews the performance of the Chief Executive Officer and other executive officers, and approves changes to base compensation as well as the level of bonus, if any, to be awarded to executive officers other than Mr. Hanna. Mr. Hanna's compensation is adjusted annually through 1998 by a formula fixed by the terms of his employment agreement. In determining whether the base salary of other executive officers should be adjusted, the Bank's Personnel and Pension Committee takes into account individual performance, performance of the Bank, the size of the Bank and the complexity of its operations, and information regarding compensation paid to executives performing similar duties for financial institutions in the Bank's market area.

     While the Personnel and Pension Committee does not use strict numerical formulas to determine changes in compensation and while it weighs a variety of different factors in its deliberations, it has emphasized and will continue to emphasize earnings, profitability, capital position and income level, and return on average assets as factors in setting the compensation. Other non-quantitative factors considered by the Bank's Personnel and Pension Committee in fiscal 1997 included general management oversight of the Bank, the quality of communication with the Personnel and Pension Committee, and the productivity of employees. Finally, the Personnel and Pension Committee considered the standing of the Bank with customers and the community, as evidenced by the level of customer/community complaints and compliments. While each of the quantitative and non-quantitative factors described above was considered by the Personnel and Pension Committee, such factors were not assigned a specific weight in evaluating the performance of the Bank's executives. Rather, all factors were considered, and based upon the effectiveness of such officers in addressing each of the factors, and the range of compensation paid to officers of peer institutions, the Personnel and Pension Committee approved salary increases for the Bank's three executive officers not covered by an employment agreement.

     This report has been provided by the Personnel and Pension
Committee consisting of directors John S. Young, Chairman, and
John O. Hanna, John J. Carr, Thomas K. Creal, III, and Joseph T.
Stadler.

Performance Graph

     Set forth hereunder is a performance graph comparing (a) the cumulative total return on the Bank's Common Stock for the period beginning with the last trade of the Bank's stock on November 7, 1994, or $9.00 per share (as adjusted), as reported by the Nasdaq National Market, through June 30, 1997, (b) the cumulative total return on stocks included in the Nasdaq Bank Index over such period, and (c) the cumulative total return on stocks included in the Nasdaq Composite Index over such period. Cumulative return assumes the reinvestment of dividends.

     There can be no assurance that the Bank's stock performance will continue in the future with the same or similar trend depicted in the graph. The Bank will not make or endorse any predictions as to future stock performance.

Cumulative Return on the Bank's Common Stock


                               11/7/94   6/39/95   6/39/96   6/30/97
Nasdaq Composite Index          100        123       158       193
Nasdaq Bank Index               100        118       154       241
Northwest Savings Bank          100        109       130       184

Executive Compensation

     The following table sets forth for the fiscal years ended June 30, 1997, 1996, and 1995, certain information as to the total remuneration paid by the Bank to the President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer of the Bank, and for the fiscal year ended June 30, 1997 certain information is to the total renumeration paid by the Bank to the five most highly compensated executive officers other than the Chief Executive Officer and the Executive Vice President ("Named Executive Officers").

                                                                          Long-Term Compensation
                                          Annual Compensation                Awards        Payouts

                                                                     Restricted
                        Year                           Other Annual     Stock    Options/    LTIP     All Other
     Name and          Ended       Salary      Bonus   Compensation    Award(s)    SARs     Payouts  Compensation
Principal Position      6/30         ($)        ($)       ($)(1)         ($)        (#)                   ($)
---------------------------------------------------------------------------------------------------------------------

John O. Hanna         1997        $399,984    $107,990    $   ---     $    ---        ---      ---        $40,266
President and Chief   1996         374,819     101,500        ---       58,000(5) 150,000(6)   ---         43,137
Executive Officer     1995         374,800      98,500        ---          ---        ---      ---         39,700

William J. Wagner     1997         171,826      41,966        ---          ---        ---      ---         20,721
Executive Vice        1996         146,615      35,830        ---       16,000(5)  40,000(6)   ---         20,177
President, Chief      1995         125,000      35,800        ---          ---        ---      ---         20,800
Operating Officer
and Chief Financial
Officer

John M. Blair         1997          87,966      18,673        ---          ---        ---      ---         10,228
Senior Vice President 1996
Mortgage Lending(7)   1995

Gregory C. LaRocca    1997          87,968      18,698        ---          ---        ---      ---         10,269
Senior Vice President 1996
and Corporate         1995
Secretary (7)

Robert A. Ordiway     1997          87,915      17,345        ---          ---        ---      ---          9,722
Senior Vice President 1996
Community Banking (7) 1995

Raymond R. Parry      1997          87,956      18,623        ---          ---        ---      ---         10,172
Senior Vice President 1996
Consumer Lending (7)  1995

James E. Vecellio     1997          92,471      19,736        ---          ---        ---      ---         11,131
Senior Vice President 1996
Operations (7)        1995

/TABLE

(1) No other executive officer received salary and bonuses that in the aggregate exceeded $100,000.

(2) Includes amounts deferred at the election of named officers pursuant to the Northwest Retirement Savings Plan (the "401(k)
Plan").

(3)  Adjusted for the May 22, 1996, two-for-one stock split.

(4) Includes shares awarded pursuant to the Bank's employee stock ownership plan, amounts paid for life insurance premiums, and Bank contributions to the 401(k) Plan. For the fiscal year ended June 30, 1996, there were no perquisites exceeding the lesser of $50,000 or 10% of the individual's total salary and bonus for the year.

(5) Includes shares of common stock awarded pursuant to the Northwest Savings Bank and Northwest Bancorp, MHC 1995 Recognition and Retention Plan for Employees and Outside Directors (the "Recognition Plan"), which shares vest in five annual installments. Dividends on such shares are paid to the recipient. The value of such shares was determined by multiplying the number of shares awarded by the last sale price of Bank Common Stock on the day prior to the award. At June 30, 1997, Messers. Hanna, Wagner, Blair, LaRocca, Ordiway, Parry and Vecellio held 34,500, 9,600, 6,000, 4,200, 4,200, 6,000 and 6,600 shares of Bank Common Stock, respectively, that remain subject to restrictions under the Recognition Plan. The fair market value of such restricted stock on such date (based on the price of the last sale reported on the Nasdaq National Market) was approximately $534,750, $148,800, $93,000, $65,100, $65,100,
$93,000 and $102,300, respectively.

(6)  Includes options awarded pursuant to the Northwest Savings
Bank and Northwest Bancorp, MHC 1995 Stock Option Plan. The options vest in five equal annual installments, and the exercise price of such options is $11.75.

(7)  No disclosure is provided for the fiscal years ended June
30, 1996 and 1995, as such executive officer's total annual salary and bonus did not exceed $100,000.

Directors' Compensation

     As of July 1, 1997, nonemployee directors are paid an annual retainer of $7,800 plus $900 per Board meeting attended or $800 if participating via conference call. Nonemployee members of the Executive, Audit, Asset/Liability, Long Range Planning, Personnel and Pension, and Community Reinvestment Committees are paid $500 per meeting attended, or $400 per meeting if such committee meeting is held on a day of a regularly scheduled Board meeting or if the meeting is held via conference call.

     The Bank sponsors a non-tax qualified deferred compensation plan for directors (the "Deferred Compensation Plan") that enables a director to elect to defer all or a portion of his directors' fees. The amounts deferred are credited with interest at the rate paid on the Bank's 5 year Certificate of Deposit. Deferred amounts are payable upon retirement of a director on or after attaining age 59-1/2 but no later than age 72, in the form of a lump sum or in five or ten equal installments. Payments to a director, or to his designated beneficiary, may also be made from the Deferred Compensation Plan upon the director's death, total and permanent disability, or termination of service from the Board. Participants in the Deferred Compensation Plan would not recognize taxable income with respect to the Deferred Compensation Plan benefits until the assets are actually distributed.

     The Bank maintains a retirement plan for outside directors (the "Directors Plan"). Directors who have served the Board for five years or more and are not Bank employees are eligible to receive benefits under the Directors Plan. Upon a director's retirement from the Board on or after five years of service and the attainment of age 60, the director is entitled to receive a retirement benefit equal to sixty percent of the annual retainer paid immediately prior to retirement plus sixty percent of the board meeting fees paid for the director's attendance at board meetings at the annual rate which was in effect immediately prior to his retirement. If a director retires after five years or more of service but before attaining age 60, the director is entitled to one-half of the benefits otherwise available to him. Retirement benefits commence on the first day of the calendar quarter following the director's attainment of age 65, or if retirement occurs later, on the first day of the calendar quarter following retirement. Such retirement benefits are paid for a period equal to the lesser of the number of a director's completed full years of service, his life, or ten years. No survivor benefits are payable under the Directors Plan. During the fiscal year ended June 30, 1997, the expense to the Bank of the Directors Plan was $47,982.

     1995 Stock Option Plan. During the fiscal year ended June 30, 1996, the Bank adopted the Northwest Savings Bank and Northwest Bancorp, MHC 1995 Stock Option Plan (the "1995 Stock Option Plan"). The 1995 Stock Option Plan was approved by a majority of the Bank's Minority Stockholders present at the 1995 Annual Meeting. The 1995 Stock Option Plan is a self-administering plan that granted to nonemployee directors Ferrier, McDowell, Stadler, Yahn, Creal, Doyle, Young, Carr and three former directors nonstatutory options for each such director to purchase 11,000 (split adjusted) shares of Common Stock. Such shares vest in five equal annual installments over a five year period beginning on December 20, 1995. The 1995 Stock Option Plan further provides that each new non-employee director shall be granted options to purchase 500 shares of Common Stock to the extent options remain available in, or are returned to, the 1995 Stock Option Plan. The exercise price per share for each option is equal to the fair market value of the Common Stock on the date the option was granted, or in the case of all options awarded during the fiscal year ended June 30, 1996, $11.75 per share (as adjusted). All options granted under the 1995 Stock Option Plan expire upon the earlier of ten years following the date of grant or one year following the date the optionee ceases to be a director. However, in the event of termination of service or employment due to death, disability, normal retirement or a change of control of the Bank, nonstatutory stock options may be exercised for up to five years. Under any of the foregoing circumstances, incentive stock options are exercisable for up to five years, but must be exercised within three months of termination in order for the optionee to receive incentive tax treatment (except in the event of disability or death, in which cases incentive stock options may be exercised within 1 year and 5 years, respectively).

     1995 Directors Recognition and Retention Plan. During the fiscal year ended June 30, 1996, the Bank adopted the Northwest Savings Bank and Northwest Bancorp, MHC Recognition and Retention Plan for Employees and Outside Directors (the "1995 Recognition Plan"). The 1995 Recognition Plan was approved by a majority of Minority

Stockholders present at the 1995 Annual Meeting. During the fiscal year ended June 30, 1996, the Bank contributed sufficient funds to the 1995 Recognition Plan to enable it to purchase 138,000 shares of Common Stock from the Bank, a total of 66,000 (split adjusted) shares of which were awarded to nonemployee directors Ferrier, McDowell, Stadler, Yahn, Creal, Doyle, Young, Carr and three former directors. Such awards of Common Stock ("Restricted Stock") are restricted by the terms of the 1995 Recognition Plan. Participants earn (become vested in) shares of Restricted Stock covered by an award, and all restrictions lapse in five equal annual installments, commencing on either December 20, 1995 or January 5, 1996. Awards become fully vested upon a participant's disability, death, or following termination of service in connection with a change in control of the Bank. Unvested shares of Restricted Stock are forfeited by a director who is not an employee upon failure to seek reelection, failure to be reelected, or resignation from the Board. Prior to vesting, recipients of awards under the 1995 Recognition Plan receives dividends and may vote the shares of Restricted Stock allocated to them. The Committee will vote shares as to which no instructions are received and any unallocated shares in the same proportion as allocated shares for which instructions are given.

Employment Agreement

     As of November 1993 the Bank renewed a five-year employment agreement with John O. Hanna, President and Chief Executive Officer of the Bank, which was originally entered into in November 1985. The current employment agreement provides for a five-year term, and continues through November 1998. The agreement provides that the base salary of Mr. Hanna shall be at the top quartile of compensation of executives in the Bank's peer group. As of June 30, 1997, Mr. Hanna's base salary was $400,000. In addition to the base salary, the employment agreement provides that Mr. Hanna is to receive in lieu of the group life insurance benefit, a life insurance benefit equal to $1.0 million plus one year's annual salary. Under the employment agreement, Mr. Hanna is also entitled to certain perquisites and other personal benefits. In the event of his death, the employment agreement requires the Bank to continue to pay Mr. Hanna's salary to his beneficiaries for one year, and continue medical benefits for his spouse for her lifetime. A benefit will also be paid under the employment agreement in the event of Mr. Hanna's disability prior to retirement.

     The employment agreement provides for termination by the Bank for just cause at any time, and in such event, no compensation or other benefits would be due under the agreement. The Bank may terminate his employment for reasons other than just cause upon twelve months written notice to the executive. In such event, Mr. Hanna would be entitled to 100% of his annual compensation for the two-year period following termination, computed in accordance with the formula used to increase the executive's salary each year during employment (as determined in accordance with the Compensation Survey); 60% of his compensation for the third year following termination; and 40% of his compensation for the fourth year following such termination. In the event of a reorganization, merger, or consolidation, as defined in the employment agreement, the executive is entitled to terminate his employment upon twelve months written notice to the Bank, and receive a lump-sum payment equal to three times his annual compensation. Payments under the employment agreement are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code of 1986.

     Under the employment agreement, as amended, on completion of 30 years' service after age 60 but before November 30, 1997, Mr. Hanna may terminate his employment upon 12 months notice to the Bank. In such event, he is entitled to receive his present salary and all benefits (other than bonuses) for two years following termination. The employment agreement provides for a reduction or complete elimination of benefits should the executive commence employment for another employer during the two-year period after termination of employment with the Bank.

Defined Benefit Plan

     The Bank maintains a noncontributory defined benefit plan ("Retirement Plan"). All employees age 21 or older who have worked at the Bank for a period of one year and have been credited with 1,000 or more hours of employment with the Bank during the year are eligible to accrue benefits under the Retirement Plan. The Bank annually contributes an amount to the Retirement Plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). At June 30, 1997, the Retirement Plan fully met its funding requirements under Section 412 of the Code.

     At the normal retirement age of 65, the plan is designed to provide a life annuity for a minimum payment period of ten years.
 The retirement benefit provided is an amount equal to 1.6% of a participant's average monthly salary based on the average of the five consecutive years of the last ten calendar years providing the highest monthly average multiplied by the participant's years of service to the normal retirement date (up to a maximum of 25 years) plus: (i) .6% of such average monthly compensation in excess of one-twelfth of covered compensation (as defined in the plan) multiplied by the participant's total number of years of service up to a maximum of 25 years, and (ii) for participants who retire on or after June 1, 1995, .6% of such participant's average monthly compensation multiplied by the participant's number of years of service between 25 years and 35 years. Retirement benefits are also payable upon retirement due to early and late retirement, disability or death. A reduced benefit is payable upon early retirement at or after age 55 and the completion of fifteen years of service with the Bank (or after 25 years of service and no minimum age). Upon termination of employment other than as specified above, a participant who was employed by the Bank for a minimum of five years is eligible to receive his or her accrued benefit commencing, generally, on such participant's normal retirement date. Benefits under the Retirement Plan are payable in various annuity forms. For the plan year ended December 31, 1996, the Bank made a contribution to the Retirement Plan of $1,000,900.

     The following table indicates the annual retirement benefit that would be payable under the Retirement Plan upon retirement at age 65 in calendar year 1996, expressed in the form of a single life annuity for the final average salary and benefit service classifications specified below.


           Average                         Years of Service and Annual Benefit Payable at Retirement
         Compensation                           15       20       25       30       35       40
     $25,000                            $ 6,000   $ 8,000  $10,000   $10,750  $11,500  $11,500
     $50,000                            $12,000   $16,000  $20,000   $21,500  $23,000  $23,000
     $75,000                            $19,821   $26,428  $33,035   $35,285  $37,535  $37,535
     $100,000                           $28,071   $37,428  $46,785   $49,785  $52,785  $52,785
     $125,000                           $36,321   $48,428  $60,535   $64,285  $68,035  $68,035
     $150,000 plus                      $44,571   $59,428  $74,285   $78,785  $83,285  $83,285


     As of the plan year ended December 31, 1996, Messers. Hanna,
Wagner, Blair, LaRocca, Ordiway, Parry and Vecellio had 35, 14,
35, 12, 23, 16 and 21 years of credited service (i.e., benefit service), respectively.

     The accrued annual pension benefit as of June 30, 1997 for Messers. Hanna, Wagner, Blair, LaRocca, Ordiway, Parry and Vecellio are $109,980, $36,612, $36,825, $12,847, $22,962,
$21,398 and $28,830, respectively. Mr. Hanna's benefit is greater than indicated in the table above because his pre-1994 average monthly compensation is grandfathered and not limited by the $150,000 cap on compensation which became effective beginning January 1, 1994.

Supplemental Executive Retirement Plan

     The Bank has adopted a non-qualified supplemental executive retirement plan ("SERP") for certain executives of the Bank to compensate those executive participants in the Bank's Retirement Plan whose benefits are limited by Section 415 of the Code (which caps annual benefits at $120,000 in 1996) or Section 401(a)(17) of the Code (which caps compensation at $150,000 beginning in 1994). The SERP provides the designated executives with retirement benefits generally equal to the difference between the benefit that would be available under the Retirement Plan but for the limitations imposed by Code Sections 401(a)(17) and 415 and that which is actually funded as a result of the limitations.

     Pre-retirement survivor benefits are provided for designated beneficiaries of participants who do not survive until retirement in an amount equal to the lump sum actuarial equivalent of the participant's accrued benefit under the SERP. Pre-retirement benefits are payable in 120 equal monthly installments. The SERP is considered an unfunded plan for tax and ERISA purposes. All obligations arising under the SERP are payable from the general assets of the Bank.

     The benefits paid under the SERP supplement the benefits paid by the Retirement Plan. The following table indicates the expected aggregate annual retirement benefit payable from the Retirement Plan and SERP to SERP participants, expressed in the form of a single life annuity with a 10-year guaranteed payment for the final average salary and benefit service classifications specified below:


           Average                         Years of Service and Annual Benefit Payable at Retirement
         Compensation                           15       20       25       30       35       40
     $100,000                           $ 28,071  $ 37,428 $ 46,785  $ 49,785 $ 52,785 $ 52,785
     $125,000                           $ 36,321  $ 48,428 $ 60,535  $ 64,285 $ 68,035 $ 68,035
     $150,000                           $ 44,571  $ 59,428 $ 74,285  $ 78,785 $ 83,285 $ 83,285
     $175,000                           $ 52,821  $ 70,428 $ 88,035  $ 93,285 $ 98,535 $ 98,535
     $200,000                           $ 61,071  $ 81,428 $101,785  $107,785 $113,785 $113,785

     $250,000                           $ 77,571  $103,428 $129,285  $136,785 $144,285 $144,285
     $300,000                           $ 94,071  $125,428 $156,785  $165,785 $174,785 $174,785
     $350,000                           $110,571  $147,428 $184,285  $194,785 $205,285 $205,285
     $400,000                           $127,071  $169,428 $211,785  $223,785 $235,785 $235,785


     At June 30, 1997, John O. Hanna had 37 years of credited service under the SERP. Mr. Wagner is a new participant in the SERP because his income exceeded the amounts permitted under Sections 401(a)(17) of the Code. The Bank's pension cost attributable to the SERP was approximately $67,624 for the fiscal year ended June 30, 1997.

1995 Stock Option Plan

     During the fiscal year ended June 30, 1996, the Bank adopted the Northwest Savings Bank and Northwest Bancorp, MHC 1995 Stock Option Plan (the "1995 Stock Option Plan"). The 1995 Stock Option Plan was approved at the 1995 Annual Meeting by the majority of the Bank's Minority Stockholders present at such meeting. No options were granted to the Named Executive Officers under the 1995 Stock Option Plan during the fiscal year ended June 30, 1997. Set forth below is certain information concerning exercised and unexercisable options during the fiscal year ended June 30, 1997, by the Named Executive Officers.


       AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                  FISCAL YEAR-END OPTION VALUES


                                                      Number of Unexercised    Value of Unexercised In-
                          Shares Acquired   Value           Options at            The-Money Optins at
Name                       Upon Exercise   Realized      Fiscal Year-End(1)       Fiscal Year-End(2)

                                                    Exercisable/Unexercisable  Exercisable/Unexercisable
John O. Hanna                   ---           ---          60,000,90,000          $225,000/$337,500
William J. Wagner               ---           ---          16,000/24,000            $60,000/$90,000
John M. Blair                   ---           ---           8,000/12,000            $30,000/$45,000
Gregory C. LaRocca              ---           ---            5,600/8,400            $21,000/$31,500
Raymond R. Parry                ---           ---           8,000/12,000            $30,000/$45,000
Robert A. Ordiway               ---           ---            5,600/8,400            $21,000/$31,500
James E. Vecellio               ---           ---           8,800/13,200            $33,000/$49,500

--------------------
(1)  Adjusted for the May 22, 1996, two-for-one stock split.
(2)  Equals the difference between the aggregate exercise price of such options and the aggregate fair market value of the shares of Bank Common Stock that would be received upon exercise, assuming such exercise occurred on June 30, 1997, at which date the last sale of the Bank Common Stock as quoted on the Nasdaq
National Market was at $15.50


Transactions With Certain Related Persons

     Federal law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees. The Bank's policy is that loans made to a director in excess of $100,000 for non-residential purposes must be approved in advance by a majority of the disinterested members of the Board of Directors. Loans to executive officers must be approved by the full Board of Directors regardless of amounts. In addition, loans to the Bank's current directors, principal officers, nominees for election as directors, securityholders known by the Bank to own more than 5% of the Bank's outstanding common stock, or associates of such persons (together, "specified persons"), are also made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other than specified persons, and do not involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of extensions of credit outstanding at any time during the fiscal year ended June 30, 1996, to a specified person did not exceed $5.0 million.

     In addition, the Bank leases approximately 13,000 square feet of office space from Mr. Hanna at an annual rent of $47,600. The leasing value of the property was appraised by two outside appraisers at the time the Bank and Mr. Hanna entered into the lease. The FHLBB (the Bank's principal federal regulator at such time) reviewed the terms of the lease and did not object to the lease arrangement.

     The Bank intends that, except as described above, all transactions between the Bank and its executive officers, directors, holders of 10% or more of the shares of any class of its common stock and affiliates thereof, will contain terms no less favorable to the Bank than could have been obtained by it in arms-length negotiations with unaffiliated persons and will be approved by a majority of independent outside directors of the Bank not having any interest in the transaction.

      PROPOSAL II-THE APPROVAL OF THE AGREEMENT AND PLAN OF
                         REORGANIZATION

Summary

     The formation of the Stock Holding Company will be accomplished under the Plan of Reorganization, pursuant to which the Bank will become a wholly owned subsidiary of the Stock Holding Company, a newly formed Pennsylvania stock corporation which will be majority owned by the Mutual Holding Company.
Under the terms of the proposed reorganization (the "Reorganization"), each outstanding share of Bank Common Stock will be converted into one share of Holding Company Common Stock, and the holders of Bank Common Stock will become the holders of all of the outstanding Holding Company Common Stock. Accordingly, as a result of the Reorganization, the Minority Stockholders will become minority stockholders of the Stock Holding Company. The Stock Holding Company was incorporated in April 1997 as a wholly owned subsidiary of the Bank, solely for the purpose of becoming a bank holding company and has no prior operating history. The Reorganization will have no impact on the operations of the Bank and the Mutual Holding Company. The Bank will continue its operations at the same locations, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

Reasons for the Stock Holding Company Reorganization

     The Board of Directors of the Bank believes that the formation of the Stock Holding Company as a subsidiary of the Mutual Holding Company will be in the best interests of stockholders and will offer greater operating flexibility than is currently available to the Bank in its existing mutual holding company structure. The Mutual Holding Company does not operate as a traditional holding company at the present time because it is a mutual organization and represents only the mutual ownership interest in the Bank. Establishing the Stock Holding Company as a subsidiary of the Mutual Holding Company will permit the Stock Holding Company to conduct activities and make investments for the benefit of all stockholders. It will also provide greater flexibility to structure and complete acquisitions of other financial institutions, repurchase shares of Holding Company Common Stock as market conditions permit, and diversify the Stock Holding Company's business activities.

     Enhanced Ability to Invest Through the Stock Holding Company. Under the existing mutual holding company structure the Mutual Holding Company cannot make investments in other financial institutions or business enterprises for the benefit of all stockholders of the Bank, and the Bank itself is limited by law or regulation in its permissible investment activities. For example, if the Mutual Holding Company invests in 5% of the common stock of another bank or thrift holding company, any gain on such investment would accrue only to the Mutual Holding Company, not to Minority Stockholders. The Reorganization will permit the entity that issues stock (i.e. the Stock Holding Company) to make investments, diversify business activities, or acquire other financial institutions, for the benefit of all stockholders.

     Facilitate Mergers and Acquisitions. The Reorganization will also facilitate the approval and completion of mergers and acquisitions since the Stock Holding Company, acting as the sole stockholder of the Bank, will be able to approve mergers and acquisitions involving the Bank. This is consistent with the way other stock holding companies are able to approve mergers of their bank or savings institution subsidiaries. Moreover, the Reorganization will enable the Stock Holding Company to acquire other financial institutions and to operate them as separate subsidiaries for the benefit of all stockholders of the Stock Holding Company.

     Stock Repurchases. The Reorganization will enable the Stock Holding Company to repurchase Stock Holding Company Common Stock which, particularly in recent years, has been an important, if not essential, means for banks and savings institutions to enhance shareholder value and invest capital resources. Historically, the Bank has used the percentage of taxable income method for establishing its bad debt reserves for tax purposes. Federal tax laws generally require that thrift institutions recapture into income and pay the tax on their excess bad debt reserves in the event of certain distributions and redemptions, such as stock repurchases. Accordingly, if the Bank were to repurchase any of its outstanding shares of common stock, it would cause recapture of all or part of its pre-1988 excess tax bad debt reserves. Since entities, such as the Stock Holding Company, that have not used the percentage of taxable income method for computing bad debt reserves are not subject to recapture, the Stock Holding Company will be permitted to repurchase Holding Company Common Stock without causing any recapture of the Bank's tax bad debt reserves. The ability to repurchase Holding Company Common Stock is an important means of enhancing stockholder value and investing capital resources. See "Regulation of the Stock Holding Company-Repurchases of Holding Company Common Stock."

     Stock Holding Company Powers.   The Stock Holding Company
would be permitted to engage in the activities that are permissible for bank holding companies under the Bank Holding Company Act (i.e. activities that are closely related to banking) these include several activities in which the Bank is not permitted to engage, such as investing in certain equity securities and holding other savings banks as subsidiaries. See "-Stock Holding Company Regulation."

     Although the Reorganization will enable the Stock Holding Company's stockholders to share in the rewards of the increased operating flexibility, stockholders should also consider that the Stock Holding Company's stockholders will also bear the risk that the transactions that are facilitated by the increased operating flexibility may not prove to be advantageous to the Stock Holding Company and its stockholders.

     THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED
THE REORGANIZATION AND RECOMMENDS THAT THE STOCKHOLDERS VOTE
"FOR" THE PLAN OF REORGANIZATION.

Plan of Reorganization

     The Reorganization will be accomplished under the Plan of Reorganization, which is attached as Exhibit A hereto and is incorporated herein by reference. The following discussion is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization was unanimously approved by the Board of Directors on May 15, 1996.

     The Reorganization and the establishment of the Stock
Holding Company will be accomplished as follows: (i) the Stock
Holding Company has been organized as a wholly owned subsidiary of the Bank; (ii) the Stock Holding

Company will organize an interim Pennsylvania stock savings bank ("Interim") as a wholly owned subsidiary; (iii) Interim will merge into the Bank, with the Bank as the surviving corporation; and (iv) in connection with the merger in step (iii) above, all of the issued and outstanding shares of Holding Company Common Stock held by the Bank prior to the Reorganization will be canceled, all of the issued and outstanding shares of Bank Common Stock will be converted into and become an equal number of shares of Holding Company Common Stock, and all of the issued and outstanding shares of Interim, which are held by the Stock Holding Company, will automatically be converted by operation of law into common stock of the Bank. As a result of the steps described above, the Bank will become the wholly owned subsidiary of the Stock Holding Company, the Stock Holding Company will become the majority owned subsidiary of the Mutual Holding Company, and Minority Stockholders will become minority stockholders of the Stock Holding Company.

     The following diagram sets forth the Bank's current mutual holding company structure:

-------------------------
|    Northwest Bancorp,  |
|          M.H.C.        |
|    (69.3% of Bank      |
|     Common Stock)      |
-------------------------|
            |
            |
            |
-------------------------                -------------------
|    Northwest Savings   |               |     Minority     |
|          Bank          |               |   Shareholders   |
|                        |-------------- | (30.7% of Bank   |
|                        |               |   Common Stock)  |
-------------------------|               -------------------|

     The following diagram sets forth the Bank's proposed mutual holding company structure following completion of the
Reorganization:


-------------------------
|    Northwest Bancorp,  |
|           M.H.C.       |
|   (69.3% of Holding    |
|  Company Common Stock) |
-------------------------|
            |
            |
            |
-------------------------                -------------------
| Northwest Bancorp, Inc.|               |                  |
|                        |               |     Minority     |
|                        |               |   Shareholders   |
|                        |-------------- |(30.7% of Holding |
|                        |               |  Company Common  |
|                        |               |        Stock)    |
-------------------------|               -------------------|
            |
            |100% Owned
            |
-------------------------
| Northwest Savings      |
|        Bank            |
-------------------------|



Capitalization

     The Board of Directors of the Bank presently intends to capitalize the Stock Holding Company with up to $10.0 million, subject to the receipt of any required regulatory approvals. The Stock Holding Company is being capitalized in such amount so that it will be in a position to take advantage of investment opportunities as they arise from time to time. These opportunities may include investments in equity securities, acquisitions of other financial institutions and repurchases of shares of Holding Company Common Stock.

     The $10.0 million contributed to the Stock Holding Company will reduce the Bank's capital in a like amount, although the Stock Holding Company's consolidated total stockholders' equity immediately subsequent the Reorganization will be equal to the Bank's consolidated total stockholders' equity immediately prior to the Reorganization. The following table sets forth the historical capitalization of the Bank and the pro forma capitalization of the Bank and the Stock Holding Company as of June 30, 1997.

     Set forth below is the historical and pro forma capitalization of the Bank as of June 30, 1997 showing the effects of the Reorganization upon the Bank.


                                                             Pro Forma
                                                           Consolidated
                         Historical         Pro Forma     Capitalization
                       Capitalization    Capitalization   of Stock Holding
                          of Bank            of Bank          Company

                                         (In Thousands)
Liabilities:
  Deposits             $1,640,815         $1,640,815        $1,640,815
  Borrowed funds          223,458            223,458           223,458
  Other liabilities        28,596             28,596            28,596
Total liabilities      $1,892,869         $1,892,869        $1,892,869

Capital Stock:
  Common Stock, par value
    $.10 per share (1) $    2,338         $        -        $    2,338
  Paid in capital          67,854             67,854            77,854
  Retained earnings       131,423            121,423           121,423
  Net unrealized gain
   (loss) on securities
   available for sale,
   net of income taxes      1,026              1,026             1,026
  Unearned ESOP shares     (2,358)            (2,358)           (2,358)
  Unearned Recognition and Retention
    Plan Shares            (1,789)            (1,789)           (1,789)
Total stockholders'
 equity (2)            $  198,494         $  188,494        $  198,494

Stockholders' equity
 per share             $     8.49         $     8.06        $     8.49

-----------------------
(1) The Bank has 50,000,000 shares of Bank Common Stock authorized for issuance, 23,376,000 shares issued and outstanding as of June 30, 1997, and 100 assumed pro forma shares outstanding. The Stock Holding Company has 100,000,000 shares of
Holding Company Common Stock authorized for issuance, and 23,376,000 assumed pro forma shares outstanding.

(2) Estimated expenses of $100,000 will be capitalized and amortized over a five year period, therefore the table does not reflect a reduction to stockholders' equity for such expenses.

     Future capitalization of the Stock Holding Company will depend upon earnings and dividends declared by the Bank and any issuance of debt or equity securities. As of the date hereof, other than an issuance planned in connection with the proposed acquisition of Corry Savings Bank (see "-The Corry Acquisition"), the Board of Directors of the Stock Holding Company has adopted no plan or agreement with respect to any future issuance of securities. Furthermore, under Pennsylvania law, as long as the Mutual Holding Company is in existence it must own a majority of the Stock Holding Company's outstanding voting stock. Accordingly, the Stock Holding Company would not be permitted to issue shares of voting stock to persons other than the Mutual Holding Company if the issuance of such shares would result in the Mutual Holding Company owning less than a majority of such shares.

     Following the Reorganization, unless the Bank receives the nonobjection of the FDIC, the Bank may not issue to any person other than Stock Holding Company (i) Bank Common Stock, or (ii) any equity security that would give the holder the right to acquire any equity security of the Bank or that would give the holder an interest in the retained earnings of the Bank. In addition, so long as the Mutual Holding Company is in existence, no additional shares of Bank Common Stock shall be offered for sale by the Bank to any person other than Stock Holding Company unless the depositors of the Bank are given the rights set forth in the FDIC's Rules and Regulations relating to mutual-to-stock conversions of state-chartered savings banks. The Board of Directors of the Bank has no present plans or intentions with respect to any future issuance of securities of the Bank.

     After the Reorganization, the Bank will continue its existing business and operations as a wholly owned subsidiary of the Stock Holding Company, and the consolidated capital, assets, liabilities, and form of financial statements of the Stock Holding Company immediately following the Reorganization will be substantially the same as those of the Bank immediately prior to consummation of the Reorganization. The Articles of Incorporation and the Bylaws of the Bank will continue in effect, and will not be affected in any manner by the Reorganization. The Bank will continue to utilize the name "Northwest Savings Bank." The corporate existence of the Bank will be unaffected by the Reorganization.

The Corry Acquisition

     On June 19, 1997, the Bank and Corry Savings Bank ("Corry"), a Pennsylvania mutual savings bank with assets of $28.7 million and a net worth of $3.0 million as of June 30, 1997, entered into an agreement and plan of merger (the "Corry Agreement").
Pursuant to the Corry Agreement, Corry will be merged with and into the Bank, with the Bank as the surviving institution (the
"Corry Merger").   Upon the consummation of the Corry Merger, the
separate existence of Corry shall cease, and the Bank shall continue as the surviving institution. In connection with the Corry Merger, the Bank, or, should the Reorganization be completed prior to such time, the Stock Holding Company, will offer for sale shares of the common stock of the Bank or the Stock Holding Company (the "Northwest Common Stock") to certain Corry depositors and the Bank's tax-qualified employee plans pursuant to rules of the FDIC and the Department (the "Corry Stock Offering"). As part of the Corry Stock Offering, Corry will obtain an independent valuation (the "Corry Valuation") of its pro forma market value assuming a merger into the Bank. The Bank intends to issue a number of shares of Northwest Common Stock equal to the Corry Valuation divided by the trading price of the Northwest Common Stock, as determined pursuant to the Corry Agreement. The Bank intends to offer for sale a portion of such shares of Northwest Common Stock to Corry's depositors (some of whom may be permitted to purchase such shares at a 10% discount) and intends to issue remaining shares to the Mutual Holding Company. Pursuant to the Corry Agreement, the Bank may modify the structure of the Corry Merger.

     In addition, the Bank and Corry intend to establish a charitable foundation (the "Charitable Foundation") for the purpose of providing charitable contributions to Corry, Pennsylvania and in other market areas served by the Bank. The Corry Advisory Board established pursuant to the Corry Agreement will advise the foundation manager of the Charitable Foundation on appropriate charities and appropriate distribution of the annual income, and such principal as may be deemed appropriate, from the Charitable Foundation.

     The Corry Merger will require the approval or nonobjection of the FDIC and the Department, and may require the approval of the FRB. In addition, the Corry Agreement will be put to a vote of Corry's depositors at a special meeting of depositors, and approval of the Corry Agreement will require the affirmative vote of a majority of the total votes entitled to be cast. The Corry Agreement will also require the affirmative vote of at least two-
thirds of the stockholders of the Bank.   If the Reorganization
is completed prior to the completion of the Corry Merger, the Stock Holding Company will own 100% of the common stock of the Bank and will be able to vote all its shares in favor of the Corry Agreement. If the Reorganization is not completed prior to the completion of the Corry Merger, the Mutual Holding Company will own more than two-thirds of the Bank's common stock and will be able to vote all its shares in favor of the Corry Agreement.

     Because of the size of Corry in relation to the Bank (Corry's assets will represent less than 1.4% of the combined entity following the Corry Merger), and the size of the Corry Stock Offering (the shares issued in the Corry Stock Offering are expected to be less than 2.0% of the total shares of Northwest Common Stock outstanding after the Corry Merger), the Bank does not believe that the Corry Merger will have a material effect on the operations and financial condition of the Bank, or a material dilutive effect on current shareholders' interests.

Regulatory Capital

     Set forth below is a summary of the Bank's historical and pro forma regulatory capital at June 30, 1997. The table does not give effect to the Corry Acquisition. Following completion of the Reorganization, the Bank will exceed all regulatory capital requirements imposed by the FDIC.



                                                 Actual        Proforma

Total shareholders' equity or GAAP capital               $   198,494    $   188,494
Less: unrealized gain on securities available for sale        (1,026)        (1,026)
Less: intangible assets                                      (11,278)       (11,278)
FDIC leverage capital                                        186,190        176,190
Plus: FDIC tier 2 capital (1)                                 13,605         13,605
Total FDIC risk-based capital                            $   199,795    $   189,795

FDIC quarterly average total assets for leverage ratio   $ 2,043,977    $ 2,033,977
FDIC net risk-weighted assets including off-balance
  sheet items                                            $ 1,088,391    $ 1,088,391

FDIC leverage capital ratio                                     9.11%          8.66%
Minimum requirement                                  3.00% to 5.00% (2)  3.00% to 5.00%(2)

FDIC risk-based capital ratio                                  18.36%         17.44%
Minimum requirement                                             8.00%          8.00%

--------------------------

(1) Tier 2 capital consists entirely of the allowance for loan losses, which is limited to 1.25% of total risk-weighted assets as detailed under regulations of the FDIC.

(2) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3.00%, and all other institutions will be required to maintain an additional cushion of 100 to 200 basis points. As of June 30, 1997, the Bank had not been advised of any additional requirements in this regard.

     The Bank is also subject to Pennsylvania Department of Banking ("Department") capital guidelines. Although not adopted in regulation form, the Department utilized capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

Effective Date

     The "Effective Date" of the Reorganization will be the date upon which the Articles of Merger are filed with the Pennsylvania
Department of State.

Optional Exchange of Stock Certificates

     After the Effective Date stock certificates evidencing shares of Bank Common Stock will represent, by operation of law, the same number of shares of Holding Company Common Stock.
Former holders of the Bank Common Stock will not be required to exchange their Bank Common Stock certificates for Holding Company Common Stock certificates, but will have the option to do so. DO NOT SEND YOUR STOCK CERTIFICATES TO THE BANK AT THIS TIME. Any stockholder desiring more information about such exchange may request additional information from the Bank by writing the Secretary of the Bank, Gregory C. LaRocca, 301 Second Avenue, Warren, Pennsylvania 16365 (telephone number 814-726-2140).

Rights of Dissenting Stockholders

     Pennsylvania law applicable to the Bank generally provides that a stockholder of a Pennsylvania-chartered savings bank which engages in a merger transaction shall have the right to demand from the savings bank the payment of the fair or appraised value of his or her stock in the savings bank, subject to the satisfaction of specified procedural requirements. The statute also provides that stockholders of a Pennsylvania savings bank are not entitled to dissenters' rights if their common stock is either listed on a national securities exchange or held of record by more than 2,000 shareholders. Since the Bank Common Stock is held of record by more than 2,000 persons, stockholders will not have dissenters' rights of appraisal in connection with the Reorganization.

Tax Consequences

     The Bank has received an opinion of its special counsel, Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C., as to certain federal income tax consequences of the Reorganization. This opinion of counsel, which is not binding upon the Internal Revenue Service, provides substantially as follows: (i) the merger of Interim with and into the Bank will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended ("Code"), and the Stock Holding Company, the Bank and Interim will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code, provided that the merger of Interim with and into Bank qualifies as a statutory merger under applicable law, after the transaction, the Bank will hold substantially all of the assets of Interim and Bank stockholders exchange solely for Holding Company Common Stock an amount of Bank Common Stock constituting "control" of the Bank;
(ii) no gain or loss will be recognized by Bank stockholders on the exchange of Bank Common Stock for Holding Company Common Stock; (iii) no gain or loss will be recognized by the Stock Holding Company on the receipt by it of Bank Common Stock solely in exchange for Holding Company Common Stock; (iv) the basis of Holding Company Common Stock received by the Bank's stockholders will be the same as the basis of the Bank Common Stock surrendered in exchange therefor; (v) the holding period of Holding Company Common Stock to be received by Bank stockholders will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided the Bank Common Stock was held as a capital asset on the date of the exchange; and (vi) no gain or loss will be recognized by the Bank stockholders as a result of conversion of their Bank stock options into options to purchase Holding Company Common Stock.

     Each Bank stockholder should consult his own tax counsel as to specific federal, state and local tax consequences of the Reorganization, if any, to such stockholder.

Consequences Under Federal Securities Laws

     The Bank Common Stock is registered under Section 12 of the Exchange Act as administered by the FDIC. Upon consummation of the Reorganization, the Stock Holding Company will register the Common Stock under the Section 12 of the Exchange Act as administered by the SEC. The Exchange Act will apply to the Stock Holding Company to the same degree that it currently applies to the Bank, except that the powers, functions and duties to administer and enforce the Exchange Act requirements, including periodic and other reports, proxies, tender offers, and short swing profits, and certain other requirements that are vested in the FDIC with respect to securities of insured banks such as the Bank, are vested in the SEC with respect to securities of corporations such as the Stock Holding Company. In carrying out its responsibility to administer such requirements, however, the FDIC is generally required by law to issue substantially similar regulations to those adopted by the SEC. The issuance of Holding Company Common Stock will be registered with the SEC under the Securities Act of 1933.

Conditions to the Reorganization

     The Plan of Reorganization sets forth a number of conditions to the completion of the Reorganization, including: (i) approval of the Plan of Reorganization by the holders of two-thirds of the outstanding shares of Bank Common Stock; (ii) receipt of an opinion of counsel that the Reorganization will be treated as a non-taxable transaction for federal income tax purposes; and
(iii) receipt of any and all regulatory approvals necessary for the lawful consummation of the Reorganization. All required regulatory approvals have been received.

     The Mutual Holding Company, which owns more than two-thirds of the outstanding shares of Bank Common Stock, intends to vote its shares in favor of the Plan of Reorganization thereby assuring stockholder approval of the Plan of Reorganization. Furthermore, the Bank has received an opinion of special counsel that the Reorganization will be treated as a non-taxable transaction for federal income tax purposes.

Effect of the Reorganization on any Future Mutual-to-Stock
Conversion  of the Mutual Holding Company

     The Reorganization and the establishment of the Stock Holding Company is not expected to have a material effect on the rights of Minority Stockholders in the event of a mutual-to-stock conversion of the Mutual Holding Company. The Mutual Holding Company has no current intention to engage in a mutual-to-stock conversion.

Effect of the Reorganization on Stock Benefit Plans of the Bank

     Upon completion of the Reorganization each share of restricted Bank Common Stock awarded to the Bank's employees under the Bank's restricted stock plans will be converted into a share of Holding Company Common Stock, and will continue to be subject to the same restrictions. Shares awarded pursuant to the Bank's Employee Stock Ownership Plan (the "ESOP") and unallocated shares held by the ESOP trust will be converted into shares of Holding Company Common Stock. Options to purchase shares of Bank Common Stock will be converted into and become options to purchase Holding Company Common Stock on the same terms that shares of Bank Common Stock could have been purchased prior to the Reorganization.

Amendment, Termination or Waiver

     The Board of Directors of the Bank may cause the Plan of Reorganization to be amended or terminated if the Board determines for any reason that such amendment or termination would be advisable. Such amendment or termination may occur at any time prior to the filing of Articles of Merger with the Department, provided that no such amendment may be made to the Plan of Reorganization after stockholder approval if such amendment is deemed to be materially adverse to the stockholders of the Bank. Additionally, any of the terms or conditions of the Plan of Reorganization may be waived by the party which is entitled to the benefit thereof.

Business of the Stock Holding Company

     General. The Stock Holding Company was formed only recently and currently has no business activities. Upon the completion of the Reorganization, the Bank will become a wholly owned subsidiary of the Stock Holding Company and each stockholder of the Bank will become a stockholder of the Stock Holding Company with the same ownership interest therein as such stockholder's ownership interest in the Bank immediately prior to the Reorganization.

     Immediately after consummation of the Reorganization, it is expected that the Stock Holding Company will not engage in any business activity other than to hold all of the stock of the
Bank.   The Stock Holding Company does not presently have any
arrangements or understandings regarding any acquisition or merger opportunities. It is anticipated, however, in the future that the Stock Holding Company may pursue other investment opportunities, including possible diversification through acquisitions and mergers.

     Property. The Stock Holding Company is not expected to own real or personal property initially. Instead, it intends initially to utilize the premises, equipment and furniture of the Bank and will pay a rental fee to the Bank for such use, which fee will be based on the amount of time such property is utilized for matters relating to the business of the Stock Holding Company.

     Legal Proceedings.   Since its organization, the Stock
Holding Company has not been a party to any legal proceedings.

     Employees. At the present time, the Stock Holding Company does not intend to employ any persons other than senior officers of the Bank. It will utilize the support staff of the Bank from time to time. If the Stock Holding Company acquires other financial institutions or pursues other lines of business, it may hire additional employees at such time. The Bank will be paid a fee for services rendered to the Stock Holding Company by its employees based on an estimate of the percentage of such person's time that will be spent performing services for the Stock Holding Company.

     Competition. It is expected that for the immediate future the primary business of the Stock Holding Company will be the ownership of the Bank Common Stock. Therefore, the competitive conditions to be faced by the Stock Holding Company will be the same as those faced by the Bank.

Management of the Stock Holding Company

     Directors. The directors of the Stock Holding Company are, and upon completion of the Reorganization will continue to be, the same persons who are at present the directors of the Bank. The three-year terms of the directors are staggered to provide for the election of approximately one-third of the board members each year.

     Executive Officers.  The executive officers of the Stock
Holding Company are, and upon completion of the Reorganization will be, the same persons who are at present the executive officers of the Bank.

     Remuneration. Since the formation of the Stock Holding Company, none of its executive officers or directors has received any remuneration from the Stock Holding Company. It is expected that initially no compensation will be paid to its directors and officers in addition to compensation paid to them by the Bank. However, the Stock Holding Company may determine that separate and additional compensation is appropriate in the future.

Indemnification of Officers and Directors and Limitation of Liability

     General. Certain provisions of the Articles of Incorporation of the Stock Holding Company and the Bank seek to ensure that directors are able to exercise their best business judgment in managing corporate affairs, subject to their continuing fiduciary duties, and are not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the responsibilities of directors and officers often requires them to make difficult decisions which can expose such persons to personal liability, but from which they will acquire no personal benefit (other than as stockholders). In recent years, litigation against corporations and their directors and officers, often amounting to mere "second guessing" of good-faith judgments and involving no allegations of personal wrongdoing, has become common. Such litigation often claims damages in large amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not officers of the corporation, and the expense of defending such litigation, regardless of whether it is well founded, can be enormous. Individual directors and officers can seldom bear either the legal defense costs involved or the risk of a large judgment.

     In order to attract and retain competent and conscientious directors and officers in the face of these potentially serious risks, corporations have historically provided for corporate indemnification and limitation of liability in their articles of incorporation or bylaws, and have obtained liability insurance protecting the company and its directors and officers against the cost of litigation and related expenses. Such indemnification and limitation of liability provisions may also benefit stockholders who indirectly assume the expense of litigation and directors and officers liability insurance. The Bank currently has insurance coverage for its directors and officers, and the Bank's management anticipates that the Stock Holding Company will be able to obtain such coverage for its directors and officers. The individual members of the Stock Holding Company's Board of Directors will benefit from the inclusion of the indemnification and limitation of liability provisions in the Stock Holding Company's Articles of Incorporation at the potential expense of stockholders.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Stock Holding Company pursuant to the following provisions, the Stock Holding Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Federal banking regulations restrict the Bank or the Stock Holding Company from indemnifying officers and directors for civil monetary penalties or judgments resulting from administrative or civil actions instituted by any Federal banking agency, or any other liability or legal expense with regard to any administrative proceeding or civil action instituted by any Federal banking agency, which results in a final order or settlement pursuant to which such person is assessed a civil monetary penalty, removed from office or prohibited from participating in the conduct of the affairs of an insured depository institution, or required to cease and desist from or take certain actions.

     Limitation of Liability under the Bank's Articles of Incorporation. Under the Bank's Articles of Incorporation a director of the Bank may not be personally liable for monetary damages for any action taken or any failure to take any action as a director, except to the extent applicable law requires that a director's liability for monetary damages may not be limited. Except in the case of criminal statutes or liability for taxes, Pennsylvania law permits limitation of liability for monetary damages unless the director has breached or failed to perform the fiduciary duties of his office under Pennsylvania law and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Federal banking and securities laws may limit the effect of such provisions.

     Limitation of Liability under the Stock Holding Company's Articles of Incorporation. The Stock Holding Company's Articles of Incorporation provide that the personal liability of a director or officer of the Stock Holding Company for monetary damages shall be eliminated to the fullest extent permitted by the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania (the "BCL") as it exists on the effective date of the Articles of Incorporation or as such law may be thereafter in effect. The Articles of Incorporation also state that in no event shall a director be personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This latter provision regarding limitation of a director's personal liability is specifically permitted by Pennsylvania law.

     These provisions may reduce the likelihood of derivative litigation against directors and discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to the Bank or the Stock Holding Company and its stockholders. The provisions will not, however, affect the right to pursue equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter. Federal banking and securities laws may limit the effect of such limitation of liability provisions.

     To the best of management's knowledge, there is currently no pending litigation involving directors of the Bank that might have been affected by the limitation of liability provision in the Stock Holding Company's Articles of Incorporation had it been in effect at the time of the litigation, although the Bank and the Bank's directors were recently involved in litigation for which indemnification may be sought. This litigation involves a complaint that was filed on December 13, 1994, in United States District Court, Western District of Pennsylvania, by an individual who purported to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint included the Bank, the Mutual Holding Company, the Bank's Board of Directors, and the selling agent and independent appraiser in the Offering. The plaintiff sought to represent persons who subscribed for and purchased stock in the Offering. The complaint alleged that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Exchange Act and section 12(2) of the Securities Act) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Similar claims were asserted against the other defendants. Money damages and other relief were sought. On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On February 13, 1997, the United States Court of Appeals for the Third Circuit denied the plaintiff's appeal of the District Court's dismissal, and on April 7, 1997, it denied plaintiff's petition for rehearing. As of the date of this Proxy Statement/Prospectus, plaintiff has not sought further review or initiated additional proceedings. Management intends to continue to vigorously defend any such proceedings.

     Indemnification Provisions of the Bank's Articles of Incorporation. As regards third party actions, the Bank's Articles of Incorporation require that the Bank indemnify any employee, officer, or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Bank), by reason of the fact that he is or was a representative of the Bank, or is or was serving at the request of the Bank as a representative of another entity, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Bank and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Articles provide that the termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent does not of itself create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the Bank and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

     As regards derivative and corporate actions, the Bank's Articles of Incorporation require that the Bank indemnify any employee, officer, or director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Bank to procure a judgment in its favor by reason of the fact that he is or was a representative of the Bank, or is or was serving at the request of the Bank as a representative of another entity, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Bank. The Articles require that indemnification not be made in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Bank unless and only to the extent that the applicable court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the employee, officer, or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Unless ordered by a court, the indemnification described above shall be made by the Bank only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth above. The determination shall be made: (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.

     The Bank's Articles of Incorporation provide that reasonable expenses incurred by an officer or director of the Bank in defending a civil or criminal action, suit or proceeding described above shall be paid by the Bank in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Bank.

     The Articles of Incorporation further provide that the indemnification and advancement of expenses described above shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, Pennsylvania law, any insurance or other agreement, vote of stockholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office and shall continue as to a person who has ceased to be director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

     Indemnification Provisions of the Stock Holding Company's Bylaws. The Stock Holding Company's Bylaws provide that the Stock Holding Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Stock Holding Company), by reason of the fact that he is or was a director or officer of the Stock Holding Company, or is or was serving at the request of the Stock Holding Company as a representative of another entity, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Stock Holding Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws further provide that the Stock Holding Company shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding initiated by any such person (other than an action or proceeding to enforce rights to indemnification hereunder).

     As regards derivative and corporate actions, the Stock Holding Company's Bylaws provide that the Stock Holding Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Stock Holding Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Stock Holding Company or is or was serving at the request of the Stock Holding Company as a representative of another entity, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Stock Holding Company. The Bylaws further provide that no indemnification shall not be made under such provisions of the Bylaws in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Stock Holding Company unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the Stock Holding Company is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

     Unless ordered by a court, any indemnification described above shall be made by the Stock Holding Company only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth above. The determination shall be made: (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;
(2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the stockholders.

     The Bylaws provide that expenses (including attorneys' fees) incurred in defending any action or proceeding referred to above shall be paid by the Stock Holding Company in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Stock Holding Company.

     The duties of the Stock Holding Company to indemnify and to advance expenses to a director or officer are in the nature of a contract between the Stock Holding Company and each such person, and no amendment or repeal of any provision of the Bylaws may alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

Comparison of Stockholder Rights and Certain Anti-Takeover
Provisions

     Introduction. As a result of the Reorganization, holders of Bank Common Stock will become stockholders of the Stock Holding Company. Accordingly, after the Reorganization, stockholders' rights will be governed by the BCL and the Articles of Incorporation and Bylaws of the Stock Holding Company, and by the Banking Code of 1965 (the "Banking Code") to the extent the Banking Code addresses rights of stockholders of Pennsylvania-chartered savings bank holding companies. Certain differences arise from this change of governing law, as well as from distinctions between the Articles of Incorporation and Bylaws of the Bank and the Stock Holding Company. The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but summarizes certain significant differences. The Articles of Incorporation and Bylaws of the Stock Holding Company are attached hereto as Exhibits B and C, respectively, and should be reviewed for more detailed information.

     A number of provisions of the Articles of Incorporation and Bylaws of the Bank and the Stock Holding Company deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain of these provisions and certain other statutory and regulatory provisions relating to stock ownership and transfers, and business combinations. Some of these provisions may be deemed to have potential anti-takeover effects in that they may have the effect of discouraging a future takeover attempt or change of control which is not approved by the Board of Directors but which a majority of individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management more difficult. The following is a general description of the material provisions of the Stock Holding Company's Articles of Incorporation and Bylaws, which are incorporated herein by reference.

     Issuance of Capital Stock. The Bank's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock. The Articles of Incorporation of the Stock Holding Company authorizes the issuance of 100,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of
serial preferred stock.   Following the Reorganization, there
will be the same number of shares of the Holding Company Common Stock outstanding as there were shares of Bank Common Stock outstanding immediately prior to the Reorganization.

     Other than in connection with the Corry Merger, the Stock Holding Company has adopted no plan or agreement to issue additional shares of stock at this time, other than upon the exercise of stock options. If the Stock Holding Company issues authorized but unissued shares of Holding Company Common Stock or preferred stock it would not be required to obtain a vote of its stockholders or the Bank's depositors, or, unless otherwise required by the FRB, give any such person to right to purchase such shares. If additional authorized but unissued shares of Holding Company Common Stock are issued in the future, the percentage ownership interests of existing stockholders would be reduced and, depending on the terms pursuant to which new shares are issued, the book value and earnings per share of outstanding Stock Holding Company Common Stock might be diluted. Moreover, such additional share issuances could be construed as having an anti-takeover effect. The ability to issue additional shares, which exists under both the Articles of Incorporation of the Bank and the Stock Holding Company, gives management greater flexibility in financing corporate operations. Under Pennsylvania law, as long as the Mutual Holding Company is in existence it must own at least a majority of the outstanding voting stock of the Stock Holding Company. Accordingly, Pennsylvania law would not permit the Stock Holding Company to issue shares of voting stock if after such issuance stockholders other than the Mutual Holding Company would own more than a majority of the Stock Holding Company's outstanding voting stock.

     Payment of Dividends. The Banking Code states that Pennsylvania savings banks may declare and pay dividends only out of accumulated net earnings and may not declare or pay dividends unless surplus (shareholders equity) is at least equal to capital. Also, dividends may not be declared or paid if the Bank is in default in payment of any assessment due to the FDIC. The ability of the Bank to pay dividends on Bank Common Stock is restricted by tax considerations related to state savings banks and by federal regulations applicable to state chartered savings banks. Income appropriated to bad debt reserves and deducted for federal income tax purposes may not be used to pay cash dividends without the payment of federal income taxes by the Bank on the amount of such income removed from reserves for such purpose at the then current income tax rate. Additionally, the Bank is precluded from paying dividends on its Bank Common Stock if its regulatory capital would thereby be reduced below the regulatory capital requirements prescribed for a state savings bank under federal law. The Bank currently satisfies its applicable regulatory capital requirements.

     After the Reorganization, the Stock Holding Company's principal source of income will initially consist of dividends, if any, paid to the Stock Holding Company by the Bank and earnings on such dividends, and earnings on the funds contributed to the Stock Holding Company in connection with or after the Reorganization. Although the Stock Holding Company will not be subject to the above dividend restrictions regarding dividend payments to its stockholders, the restrictions on the Bank's ability to pay dividends to the Stock Holding Company will continue in effect. In addition, the Stock Holding Company will be subject to FRB capital adequacy regulations that will restrict the ability of the Stock Holding Company to pay dividends in the event the Stock Holding Company does not maintain sufficient capital. See "- Regulation of the Stock Holding Company."

     Special Meetings of Stockholders. For a period of five years following completion of its mutual holding company reorganization, (i.e., until November 1999), special meetings of the holders of the Bank's common stock may be called only by the chairman of the board, the president or a majority of the Board of Directors. After November 1999, a special meeting may be called upon the written request of shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at a particular meeting. The Articles of Incorporation of the Stock Holding Company provide that special meetings of the stockholders of the Stock Holding Company may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

     Cumulative Voting. Neither the Bank's nor the Stock Holding Company's Articles of Incorporation provide for cumulative voting. The absence of cumulative voting rights means that the holders of a majority of the shares voted at a meeting of stockholders may elect all directors of the Stock Holding Company thereby precluding minority stockholder representation on the Board of Directors.

     Rights of Stockholders to Dissent. Under the BCL, stockholders of a Pennsylvania savings bank, such as the Bank, and a Pennsylvania corporation, such as the Stock Holding Company, are generally not entitled to dissenters' rights of appraisal if the their common stock is held of record by more than 2,000 stockholders, except where shares are converted by a plan, if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation, or solely into such shares and money in lieu of fractional shares, and in certain other circumstances.

     Vacancies on the Board of Directors. Any vacancy occurring in the Bank's Board of Directors may be filled by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy shall be elected to serve until the next election of directors by the stockholders. Any directorship to be filled by reason of an increase in the number of directors may be filled by a vote of the majority of the board of directors for a term of office continuing only until the next election of directors by the stockholders.

     The Stock Holding Company's Articles of Incorporation provide that any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, shall be filled by a majority vote of the directors then in office, or by a sole remaining director, and any director so chosen shall serve until the term of the class to which he was appointed shall expire and until his successor is elected and qualified. When the number of directors is changed, the Board of Directors shall determine the class or classes to which the increased or decreased number of directors shall be apportioned, provided that no decrease in the number of directors shall shorten the term of any incumbent director.

     Number and Term of Directors. The Bank's Articles of Incorporation provides that the Board of Directors shall consist of not less than five nor more than 20 members, as set forth in the Bylaws. The Stock Holding Company's Bylaws provide that the Board of Directors shall consist of between 5 and 15 members, the exact number to be determined by the Board of Directors. The Board of Directors of the Stock Holding Company has set the number of directors at 10 persons. Although the Stock Holding Company has no present intention of reducing its number of directors below its present ten members, the Board of Directors believes that the ability to reduce the number of directors will result in greater flexibility in the event of vacancies on the current Board.

     The Bank's Articles of Incorporation provides for a classified board of directors, consisting of three substantially equal classes of directors, each serving for a three year term, with the term of each class of directors ending in successive years. The Stock Holding Company's Article of Incorporation also provides for a classified board of directors.

     Presentation of New Business at Meetings of Stockholders. The Bank's Bylaws do not specifically provide for stockholders' nomination for the election of directors or proposals for new
business at a meeting of stockholders.   The Stock Holding
Company's Bylaws provide that any stockholder entitled to vote generally in an election of directors may nominate one or more persons for election as directors at a meeting, and, if properly brought, may bring other business before an annual meeting of the Stock Holding Company. For nominations or other business to be properly brought before an annual meeting, written notice of such stockholder's intent must be given not later than (i) 90 days prior to the anniversary date of the mailing of proxy materials by the Stock Holding Company in connection with the immediately preceding annual meeting of stockholders of the Stock Holding Company or, in the case of the first annual meeting of stockholders of the Stock Holding Company following the Reorganization, ninety days prior to the anniversary date of the mailing of proxy materials by the Bank in connection with the immediately preceding annual meeting of the Bank prior to such acquisition, and (ii) with respect to a nomination relating to an election of directors at a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. The Stock Holding Company's Bylaws specify further procedural requirements that must be satisfied for notice to be properly given.

     Mutual Holding Company Ownership. So long as the Mutual Holding Company is in existence, the Mutual Holding Company must own at least a majority of the outstanding voting stock of the Bank, and, following the Reorganization, of the Stock Holding Company. The Mutual Holding Company currently is able to elect the Bank's directors and direct the affairs and business operations of the Bank. After the Reorganization, the Mutual Holding Company will be able to elect directors and direct the affairs and business operations of the Stock Holding Company.

     Limitation on Voting Rights. The Articles of incorporation of the Bank provide that for a period of five years following the Bank's organization in November 1994, no person other than the Mutual Holding Company, shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of the Bank. In the event shares are acquired in violation of this provision, all shares beneficially owned by any person in excess of 10% shall be considered "excess shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to the stockholders for a vote. The Articles provide that this limitation shall not apply to a transaction in which the Bank forms a stock holding company without change in the respective beneficial ownership interest of its stockholders. The Stock Holding Company's Articles of Incorporation contain a similar provision that is not limited to a five year period.

     Amendment of Articles of Incorporation and Bylaws. Amendments to the Stock Holding Company's Articles of Incorporation must be approved by a majority vote of its Board of Directors and, if required by applicable law, generally by a majority vote of stockholders. The amendment of certain provisions of the Articles relating to directors, meetings of stockholders and action without a meeting, liability of directors and officers, restrictions on acquisitions of the Stock Holding Company's equity securities, and amendments to the Articles, however, requires a 75% vote of the Stock Holding Company's stockholders if such amendments are not approved by the affirmative vote of 80% of the Stock Holding Company's Board of Directors.

     The Stock Holding Company's Bylaws provide that the Board of Directors, to the extent permitted by law, or stockholders may amend the Bylaws. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office at any regular or special meeting. Such action by the stockholders generally requires the affirmative vote of the majority of the shares of the Stock Holding Company entitled to vote in an election of directors, provided that the affirmative vote of at least 75% of the shares of the Stock Holding Company entitled to vote in an election of directors is required to amend provisions of the Bylaws which are inconsistent with certain provisions of the Articles of Incorporation relating to directors, meetings of stockholders and action without a meeting, liability of directors and officers, restrictions on acquisitions of the Stock Holding Company's equity securities, and amendments to the Articles of the Stock Holding Company and which are not approved by the affirmative vote of 80% of the members of the Stock Holding Company's Board of Directors.

     The Bank's Articles may be amended only after such amendment is proposed by the Bank's Board of Directors, approved by a majority of votes eligible to be cast by stockholders, and submitted to the Department. The Bank's Bylaws may be amended by a majority vote of the Board of Directors or by a majority vote of the votes cast by stockholders at any legal meeting.

Regulation of the Stock Holding Company

     General. Upon completion of the Reorganization, the Stock Holding Company will become a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Stock Holding Company will be subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The Mutual Holding Company is currently regulated by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC. The Stock Holding Company's pro forma capital exceeds these requirements.

     BHCA Activities and Other Limitations. The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without prior approval of the FRB. In determining whether to authorize a bank holding company (or a company that will become a bank holding company) to acquire control of a bank, the FRB takes into consideration the financial and managerial resources of the bank holding company, as well as those of the bank to be acquired, and considers whether the acquisition is likely to have anti-competitive effects or other adverse effects. No approval under the BHCA is required, however, for a bank holding company already owning or controlling 50% or more of the voting shares of a bank to acquire additional shares of such bank.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the FRB is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the FRB has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB is required to weigh expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     The FRB has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA, including: operating a mortgage company, a finance company, a credit card company, a factoring company, a trust company or a saving association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; leasing personal property on a full-payout (and, to a limited extent, less than full-payout), non-operating basis; providing tax planning and preparation services; and operating a collection agency. The FRB also has determined that certain other activities, including real estate brokerage and syndication, property management and underwriting of life insurance not related to credit transactions, are closely related to banking or a proper incident thereto.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the BHCA on extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries, and on the taking of such stock or securities as collateral for loans to any borrower. Furthermore, under amendments to the BHCA and regulations of the FRB, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or providing any property or services. Generally, this provision provides that a bank may not extend credit, lease or sell property, or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to the bank holding company, or to any other subsidiary of the bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, the bank holding company, or any subsidiary of the bank.

     Regulatory Capital Requirements. The FRB has capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The FRB capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets, with at least one-half of that amount consisting of Tier 1 and up to one-half of that amount consisting of Tier 2 or supplementary capital. Tier 1 capital for bank holding companies generally consists of the sum of common shareholders' equity and perpetual preferred stock (subject in the latter case to limitations on the kind and amount of preferred stock which may be included as Tier 1 capital), less goodwill. Tier 2 capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier 1 capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. One- to four- family residential first mortgage loans which are not 90 days or more past due or nonperforming and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighting system, as are certain privately-issued mortgage-backed securities representing indirect ownership loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics. The FRB has indicated that bank holding companies anticipating significant growth will be expected to maintain capital ratios in excess of the required minimums.

     In addition to the risk-based capital requirements, the FRB requires bank holding companies to maintain a minimum leverage capital ratio of Tier 1 capital to total assets of 3.0%. Total assets for this purpose does not include goodwill and any other intangible assets and investments that the FRB determines should be deducted from Tier 1 capital. The FRB has announced that the 3.0% Tier 1 leverage capital ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those which are not experiencing or anticipating significant growth. Other bank holding companies will be expected to maintain Tier 1 leverage capital ratios of at least 4.0% to 5.0% or more, depending on their overall condition.

     Repurchases of Holding Company Common Stock. Regulations promulgated by the FRB provide that a bank holding company must file written notice with the FRB prior to any repurchase of its equity securities if the gross consideration for the purchase, when aggregated with the net consideration paid by the bank holding company for all repurchases during the preceding 12 months, is equal to 10% or more of the bank holding company's consolidated net worth. This notice requirement is not applicable, however, to a bank holding company, such as the Stock Holding Company, that exceeds the thresholds established for a well capitalized state member bank and that satisfies certain other regulatory requirements.

     Commitments to Affiliated Depository Institutions. Under FRB policy, the Stock Holding Company will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances when it might not do so absent such policy. The enforceability and precise scope of this policy is unclear. However, in light of recent judicial precedent, should the Bank require the support of additional capital resources, is expected that the Stock Holding Company would be required to respond with any such resources available to it. In addition, under the Federal Deposit Insurance Act, any depository institution shall be liable for any loss incurred by the FDIC in connection with the default of a commonly controlled insured depository institution or assistance provided by the FDIC to any commonly controlled depository institution in danger of default.

     Federal Securities Law. The Stock Holding Company will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

     Riegle-Neal Interstate Banking Act. On September 29, 1994, the President signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act ("Riegle-Neal Act"). The Riegle-Neal Act permits bank holding companies to acquire banks in any state on or after September 29, 1995, unless the state elected to opt out of the Act, and beginning July 1, 1997, holding companies with banks in more than one state may convert all of their out-of-state banks into interstate branches of one bank. Once a bank establishes a branch in another state through an interstate acquisition or merger, such bank may establish and acquire additional branches throughout the state. The Riegle-Neal Act permits an interstate acquisition of only a branch (without acquisition of an entire bank) only if the laws of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank in such state without acquiring the Bank. Pennsylvania did not opt out of the provision permitting out-of-state bank holding companies to acquire banks in the state prior to September 29, 1995, and the state is not expected to opt out of the provisions which will permit interstate branches beginning July 1, 1997.

Description of Capital Stock of the Stock Holding Company

     The Stock Holding Company is authorized to issue 100.0 million shares of Common Stock having a par value of $.10 per share and 10.0 million shares of serial preferred stock (the "Preferred Stock"). In the Reorganization the Stock Holding Company will issue a number of shares of Holding Company Common Stock equal to the number of shares of Bank Common Stock outstanding immediately prior to the Reorganization, and no shares of Preferred Stock. Each share of Holding Company Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Holding Company Common Stock.

     The Holding Company Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any government agency.

Common Stock

     Dividends. The Stock Holding Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Proposed Formation of the Stock Holding Company-Comparison of Stockholders Rights and Certain Anti-takeover Provisions - Payment of Dividends." The holders of Holding Company Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Stock Holding Company out of funds legally available therefor.
If the Stock Holding Company issues Preferred Stock, the holders thereof may have priority over the holders of the Holding Company Common Stock with respect to dividends.

     Voting Rights. Upon completion of the Reorganization, the holders of Holding Company Common Stock will possess exclusive voting rights in the Stock Holding Company. They will elect the Stock Holding Company's Board of Directors and act on such other matters as are required to be presented to them under Pennsylvania law or the Stock Holding Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Proposed Formation of the Stock Holding Company-Comparison of Stockholders Rights and Certain Anti-takeover Provisions- Limitations on Voting Rights," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Stock Holding Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Stock Holding Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account established in connection with any acquisition by the Bank subsequent to the mutual holding company reorganization, all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Stock Holding Company, the holders of Holding Company Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Stock Holding Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

     Preemptive Rights. Holders of Holding Company Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Holding Company Common Stock is not subject to involuntary redemption.

Preferred Stock

     None of the shares of the Stock Holding Company's authorized Preferred Stock will be issued in the Reorganization. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of Holding Company Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Accounting Treatment

     The Reorganization will be treated similar to a pooling of interests for accounting purposes. Therefore, the consolidated capitalization, assets, liabilities, income and financial statements of the Stock Holding Company immediately following the Reorganization will be substantially the same as those of the Bank immediately prior to consummation of the Reorganization, all of which will be shown on the Stock Holding Company's books at their historical recorded values. The Bank's 1997 Annual Report to Stockholders which includes the consolidated financial statements of the Bank, is incorporated by reference into this Proxy Statement/Prospectus. Financial statements of the Stock Holding Company are not included because the Stock Holding Company was incorporated in April 1997 as a wholly owned subsidiary of the Bank solely for the purpose of becoming a bank holding company and has no prior operating history.

     A representative of KPMG Peat Marwick LLP is expected to attend the Meeting to respond to appropriate questions and to make a statement if he so desires.

Vote Required

     Approval of the Plan of Reorganization requires the affirmative vote of two-thirds of the total votes eligible to be cast at the Special Meeting. Failure to vote or a vote to abstain is equivalent to voting against the Plan of Reorganization. The Board of Directors recommends a vote "FOR" the approval of the Plan of Reorganization. Approval of the Plan is assured because the Mutual Holding Company intends to vote its shares in favor of the Plan.

     This description of the material terms of the proposed Stock Holding Company for the Bank does not purport to be complete, but is qualified in its entirety by the Plan of Reorganization and Articles of Incorporation and Bylaws of the Stock Holding Company attached as Exhibits A, B and C, respectively, to this Proxy Statement/Prospectus.

      PROPOSAL III-RATIFICATION OF APPOINTMENT OF AUDITORS

     The Board of Directors of the Bank has approved the engagement of KPMG Peat Marwick LLP to be the Bank's auditors for the fiscal year ending June 30, 1998, subject to the ratification of the engagement by the Bank's stockholders. At the Meeting, the stockholders will consider and vote on the ratification of the engagement of KPMG Peat Marwick LLP for the Bank's fiscal year ending June 30, 1998. A representative of KPMG Peat Marwick LLP is expected to attend the Meeting to respond to appropriate questions and to make a statement if he so desires.

     In order to ratify the selection of KPMG Peat Marwick LLP as the auditors for the fiscal year ending June 30, 1998, the proposal must receive at least a majority of the votes cast, without regard to broker non-votes, either in person or by proxy, in favor of such ratification. The Board of Directors recommends a vote "FOR" the ratification of KPMG Peat Marwick LLP as auditors for the 1998 fiscal year.

                      STOCKHOLDER PROPOSALS

     In the event the Reorganization is not completed, in order to be eligible for inclusion in the Bank's proxy materials for the Bank's 1998 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the Bank's executive office, 301 Second Avenue, Warren, Pennsylvania 16365, no later than June 10, 1998. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act as administered by the FDIC. In the event that the Reorganization is completed and the Stock Holding Company holds an annual meeting of stockholders in 1998, to be eligible for inclusion in the Stock Holding Company's proxy materials for the Stock Holding Company's 1998 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the Stock Holding Company's executive office, 301 Second Avenue, Warren, Pennsylvania 16365, no later than June 10, 1998. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act as administered by the SEC.

                          MISCELLANEOUS

     The Board of Directors is not aware of any business to come before the Special Meeting other than the matters described above in the Proxy Statement/Prospectus.

                             EXPERTS

     The consolidated financial statements of the Bank and its subsidiaries, included in the Annual Report on Form F-2 of the Bank for the fiscal year ended June 30, 1997, which have been filed by the Stock Holding Company as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, have been audited by KPMG Peat Marwick LLP, independent accountants, as set forth in their report dated August 15, 1997 accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the SEC.

                      AVAILABLE INFORMATION

     The Stock Holding Company has filed with the SEC a registration statement (the "Registration Statement"), of which the Proxy Statement/Prospectus is a part, under the Securities Act. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of such material can be obtained from the SEC at prescribed rates. The SEC also maintains a Web site at http://www.sec.gov that contains copies of reports, proxy and information statements and other information regarding registrants, including the Stock Holding Company, that file electronically with the SEC. The statements contained herein as to the contents of any contract or other documents filed as an exhibit to the Registration Statement are of necessary brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document.

     The Bank is subject to the information, reporting and proxy statement requirements of the Exchange Act and, in accordance therewith and with the rules and regulations of the FDIC, files reports, proxy statements and other information with the FDIC. Copies of such materials may be obtained at prescribed rates from the FDIC's Registration, Disclosure and Operations Unit, 550 17th Street, N.W., Washington, D.C. Upon completion of the Reorganization, the Stock Holding Company will become subject to the information, reporting and proxy statement requirements under the Exchange Act and in accordance therewith and the rules and regulations of the SEC will file reports, proxy statements and other information with the SEC. Such materials will be available for inspection and copying as described above.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Bank's Annual Report on Form F-2 for the year ended June 30, 1997 filed with the FDIC by the Bank pursuant to the Exchange Act and filed by the Stock Holding Company as an exhibit to the Registration Statement, is incorporated by reference in this Proxy Statement/Prospectus.

     All documents and reports filed with the FDIC by the Bank pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the completion of the Reorganization will also be filed with the SEC by the Stock Holding Company and shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available upon request to each person to whom a copy of this Prospects/Information Statement is delivered, without charge, upon written or telephone request to Greg LaRocca, Secretary, Northwest Bancorp, Inc., 301 Second Avenue, Warren, Pennsylvania 16365-2353 (telephone number (814) 726-2140).

A COPY OF THE BANK'S ANNUAL REPORT ON FORM F-2 FOR THE FISCAL
YEAR ENDED JUNE 30, 1997, WILL BE FURNISHED WITHOUT CHARGE TO
STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO
GREGORY C. LAROCCA, SECRETARY, NORTHWEST SAVINGS BANK, LIBERTY AT
SECOND, WARREN, PENNSYLVANIA  16365-2353.

                              BY ORDER OF THE BOARD OF DIRECTORS



                              Gregory C. La Rocca
                              Secretary
Warren, Pennsylvania
September __, 1997

                     NORTHWEST SAVINGS BANK

                 ANNUAL MEETING OF STOCKHOLDERS
                       November 19, 1997

     The undersigned hereby appoints the full Board of Directors of the Bank, with full powers of substitution, to act as attorneys and proxies for the undersigned to vote all shares of capital stock of Northwest Savings Bank (the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Stockholders (the "Meeting") to be held at the Knights of Columbus, located at 219 2nd Avenue, Warren, Pennsylvania on November 19, 1997 at 11:00 a.m., Pennsylvania time, and at any and all adjournments and postponements thereof.

1. The election as directors for three year terms of all nominees listed below:

               / / FOR (except as marked     / / VOTE WITHHELD
                    to the contrary)

     INSTRUCTION:   To withhold your vote for any individual
                    nominee(s), strike a line through nominee's name below.

     JOHN O. HANNA

     RICHARD L. CARR

2. The approval of an Agreement and Plan of Reorganization (the "Plan of Reorganization") providing for the establishment of Northwest Bancorp, Inc. (the "Stock Holding Company") as a stock holding company parent of the Bank which stock holding company will be majority owned by Northwest Bancorp, M.H.C. (the "Mutual Holding Company"), the Bank's mutual holding company. Pursuant to the Plan of Reorganization: (i) the Bank will become a wholly owned subsidiary of the Stock Holding Company; (ii) the Stock Holding Company will become a majority owned subsidiary of the Mutual Holding Company; and (iii) each outstanding share of common stock, par value $.10 per share, of the Bank will be converted into one share of common stock, par value $.10 per share, of the Stock Holding Company; and

          / / FOR        / / AGAINST         / / ABSTAIN

3. The ratification of the appointment of KPMG Peat Marwick LLP as auditors for the Bank for the fiscal year ending June 30, 1998.

          / / FOR        / / AGAINST              / / ABSTAIN

   In their discretion, the proxies are authorized to vote on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

   THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS AND EACH OF THE NOMINEES LISTED ABOVE. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING.

   The Board of Directors recommends a vote "FOR" the proposal and the election of the nominees listed above.

                (Continued and to be SIGNED on Reverse Side)

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

   Should the undersigned be present and choose to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Secretary of the Bank at the Meeting of the stockholder's decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Bank or by duly executing a proxy bearing a later date.

     The undersigned acknowledges receipt from the Bank, prior to the execution of this proxy, of notice of the Meeting, a Proxy
Statement/Prospectus and an Annual Report to Stockholders.



Dated: ----------------, 1997      ------------------------------
                                   Signature of Stockholder
                                   Please sign exactly as your
                                   name(s) appear(s) to the
                                   left.  When signing as
                                   attorney, executor,
                                   administrator, trustee or
                                   guardian, please give your
                                   full title.  If shares are
                                   held jointly, each holder
                                   should sign.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE
ENCLOSED POSTAGE-PAID ENVELOPE

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

          Article VI of the Registrant's Articles of
Incorporation provides for the following indemnification for Directors and Officers.

     6.1 Third Party Actions. The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding effected without its prior written consent or any action or proceeding initiated by any such person (other than an action or proceeding to enforce rights to indemnification hereunder).

     6.2 Derivative and Corporate Actions. The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding affected without its prior written consent. Indemnification shall not be made under this
Section 6.2 in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the Corporation is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

     6.3 Mandatory Indemnification. To the extent that a representative of the Corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 6.1 or Section 6.2 or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     6.4 Procedure for Effecting Indemnification. Unless ordered by a court, any indemnification under Section 6.1 or Section 6.2 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth in those sections. The determination shall be made:

     (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

     (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

     (3)  by the stockholders.

     6.5 Advancing Expenses. Expenses (including attorneys' fees) incurred in defending any action or proceeding referred to in this Article VI shall be paid by the Corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VI or otherwise.

     6.6 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a representative of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against that liability under the provisions of this Article VI.

     6.7 Modification. The duties of the Corporation to indemnify and to advance expenses to a director or officer provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.


Item 21.  Exhibits and Financial Statement Schedules

     The exhibits and financial statements filed as part of this Registration Statement are as follows:

     (a)  Exhibits

          The Index of Exhibits immediately precedes the attached
Exhibits.

     (b)  Financial Statements

          Not applicable.

     (c)  Report or Appraisal

          Not applicable.

Item 22.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by
Section 10(a)(3) of the

Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)  The registrant undertakes that every prospectus
(i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warren, Pennsylvania, on October 2, 1997.

                              NORTHWEST BANCORP, INC.


                              By:  /s/ John O. Hanna
                                   ------------------------------
                                   John O. Hanna, President and
                                     Chief Executive Officer

                        POWER OF ATTORNEY

     We, the undersigned Directors of Northwest Bancorp, Inc. severally constitute and appoint John O. Hanna with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said John O. Hanna may deem necessary or advisable to enable Northwest Bancorp, Inc. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-4 relating to the offering of Northwest Bancorp, Inc. Common Stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said John O. Hanna shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


By:  /s/ John O. Hanna             By:  /s/ William J. Wagner
     -------------------------          -------------------------
     John O. Hanna, President,          William J. Wagner,
     Chief Executive Officer and        Vice President, Chief
     Director (Principal Executive      Financial Officer, Chief
     Officer)                           Operating Officer and
                                        Director (Principal
                                        Financial and Accounting
                                        Officer)

Date: October 2, 1997              Date: October 2, 1997


By:  /s/ Richard L. Carr           By:  /s/ Thomas K. Creal, III
     -------------------------          -------------------------
     Richard L. Carr, Director          Thomas K. Creal, III,
                                         Director

Date: October 2, 1997              Date: October 2, 1997


By:  /s/ John J. Doyle             By:  /s/ Robert G. Ferrier
     -------------------------          -------------------------
     John J. Doyle, Director            Robert G. Ferrier,
                                         Director

Date: October 2, 1997              Date: October 2, 1997


By:  /s/ Richard E. McDowell       By:  /s/ Joseph T. Stadler
     -------------------------          -------------------------
     Richard E. McDowell,               Joseph T. Stadler,
      Director                           Director

Date: October 2, 1997              Date: October 2, 1997


By:  /s/ Walter J. Yahn            By:  /s/ John S. Young
     -------------------------          -------------------------
     Walter J. Yahn, Director           John S. Young, Director

Date: October 2, 1997              Date: October 2, 1997

                          EXHIBIT INDEX


     Exhibit
     Number         Description of Document

     2              Agreement and Plan of Reorganization*

     3.1            Articles of Incorporation of Northwest
                    Bancorp, Inc.*

     3.2            Bylaws of Northwest Bancorp, Inc.*

     4              Form of Stock Certificate of Northwest
                    Bancorp, Inc.*

     5.1            Form of Opinion of Luse Lehman Gorman
                    Pomerenk & Schick, A Professional Corporation regarding legality of securities*

     5.2            Form of Tax Opinion of Luse Lehman Gorman
                    Pomerenk & Schick, A Professional
                    Corporation*

     10.1 Deferred Compensation Plan for Directors, as amended*

     10.2           Retirement Plan for Outside Directors*

     10.3           Northwest Savings Bank Nonqualified
                    Supplemental Retirement Plan*

     10.4           Employment Agreement between the Bank and
                    John O. Hanna, President and Chief Executive
                    Officer, as amended*

     10.5           Northwest Savings Bank and Northwest Bancorp,
                    MHC Stock Option Plan*

     10.6 Recognition and Retention Plan for Employees and Outside Directors*

     21             Subsidiaries of the Registrant*

     24.1           Consent of Luse Lehman Gorman Pomerenk &
                    Schick, A Professional Corporation*

     24.2           Consent of KPMG Peat Marwick LLP

     24.3           Power of Attorney*

     99.1           Northwest Savings Bank Annual Report on Form
                    10-K for fiscal year ended June 30, 1997**

-------------------
*Previously filed
**To be filed by amendment


